FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

COSAN LIMITED

Item

1.	Earnings Release for 2nd Quarter of Fiscal Year 2014

2.	Cosan Limited consolidated interim financial statements at June 30, 2014 and report of independent registered public accounting firm

Item 1

Earnings Release
2nd Quarter of Fiscal Year 2014

Pro forma EBITDA up 6.5% in 2Q14 reaching
R$ 881 million

São Paulo, August 13, 2014 – COSAN LIMITED (NYSE: CZZ; BM&FBovespa: CZLT33) and COSAN S.A. INDÚSTRIA E COMÉRCIO (BM&FBovespa: CASAN3) announced today its results for the second quarter (2Q14) comprised of April, May and June 2014. The results are consolidated in accordance with the accounting principles adopted in Brazil and internationally (IFRS).

Earnings Conference Call	2Q14 Highlights
Portuguese
August 14, 2014
10h00 (EST)
Tel: + 55 11 3193 1001
+ 55 11 2820 4001
Access Code: COSAN

English
August 14, 2014
11h00 (EST)
Tel (BR): + 55 11 3193 1001
+ 55 11 2820 4001
Tel (USA): +1 786 924 6977
Access Code: COSAN

o   Increase of 9% in Raízen Combustíveis’ volume

o   Raízen Energia's EBITDA up 16% to R$ 478 million

o   Comgás' total client base up 10%

o   Rumo’s growth of 13% in loading volume, reaching 2.2 million tons

o   Gain of 75% from Radar’s property sales

Investor Relations	2Q14	2Q13	Summary of Financial Information - Cosan Pro Forma¹	6M14	6M13
Email: ri@cosan.com.br	(Apr-Jun)	(Apr-Jun)	Amount in R$ MM	(Jan-Jun)	(Jan-Jun)
Telephone: +55 11 3897 9797	9,595.7	8,765.7	Net Revenue	19,189.2	17,227.2
Site: www.cosan.com.br/ir	1,172.7	1,016.5	Gross Profit	2,390.1	2,045.3
	12.2%	11.6%	Gross Margin (%)	12.5%	11.9%
2Q14 - quarter ended June 30, 2014	445.9	426.5	Operating Profit	1,013.7	892.7
	881.4	827.7	EBITDA	1,907.8	1,739.1
2Q13 - quarter ended June 30, 2013	9.2%	9.4%	EBITDA Margin (%)	9.9%	10.1%
	1.2	3.5	Equity Pick-up	(14.8)	(2.6)
YTD 14 - semester beginning January 1, 2014 and closing June 30, 2014	213.2	(140.6)	Net Income before non-controlling Interest	524.8	(23.1)
	104.1	(201.5)	Net Income	360.3	(174.4)
	1.1%	-2.3%	Net Margin (%)	1.9%	-1.0%
YTD 13 - semester beginning January 1, 2013 and closing June 30, 2013
	614.3	581.0	CAPEX	1,449.9	1,410.8
	8,822.3	9,120.1	Net Debt	8,822.3	9,120.1
	13,856.9	13,035.2	Shareholders' Equity and Minority Shareholders	13,856.9	13,035.2
	Note 1: Considering the consolidation of 50% of Raízen Combustíveis and Raízen Energia

Earnings Release 2nd Quarter of Fiscal Year 2014

Highlights and Business Units

A.1 Business Units

We present a specific section for each business unit, including their key operating data, and analyses of the results, from net revenue to EBITDA.

Our business units (reportable segments) are organized as follows:

o	Raízen Combustíveis	Fuels Distribution

o	Raízen Energia	Sugar, Ethanol and Cogeneration

o	Comgás	Natural Gas Distribution

o	Rumo	Logistics Operations

o	Cosan Lubrificantes	Lubricants, Base Oils and Specialties

o	Radar	Investments in Agricultural Land

o	Other Business	Corporate Structure and Other Investments

Earnings Release 2nd Quarter of Fiscal Year 2014

A.2  Cosan Consolidated Result

For Cosan’s consolidated financial information, we considered 100% of the results of Comgás, Rumo, Cosan Lubrificantes, Radar, and Other Businesses.  Starting April 1, 2013, upon the adoption of IFRS 11, Raízen Energia e Combustíveis’s results are reported in the “Equity Pick-up” line, considering a proportionate interest (50%) in the result.  Adjustments and Eliminations represent intercompany balances and transactions.

EBITDA reported herein complies with CVM Rule 527/12, published by the Brazilian Securities and Exchange Commission on October 4, 2012, and may differ from the amounts disclosed in previous periods due to equity accounting adjustment.  Consequently, EBITDA now consists of operating profit before financial expenses, plus depreciation, amortization and equity pick-up.

2Q14	2Q13		EBITDA (Reconciliation ICVM 527)	6M 14	6M 13
(Apr-Jun)	(Apr-Jun)	Chg. %	Amounts in R$ MM	(Jan-Jun)	(Jan-Jun)	Chg. %
104.1	(201.5)	n/a	Net Income	360.3	(174.4)	n/a
(164.3)	32.4	n/a	(-) Equity Pick-up	(386.1)	(60.2)	n/a
-	-	n/a	(-) Income from Discontinued Operations	-	3.4	n/a
105.3	58.4	80.5%	(+) Minority Shareholders	157.2	143.1	9.8%
(17.8)	77.0	n/a	(+) Income Taxes	41.7	216.2	-80.7%
227.3	315.3	-27.9%	(+) Net Financial Expense (Revenue)	333.5	492.8	-32.3%
170.6	127.1	34.2%	(+) Depreciation and Amortization	331.0	286.4	15.6%
425.2	408.6	4.1%	EBITDA (before ICVM 527)	837.5	907.3	-7.7%
164.3	(32.4)	n/a	(+) Equity Pick-up	386.1	60.2	n/a
589.6	376.2	56.7%	EBITDA (after ICVM 527)	1,223.6	967.5	26.5%
-	-	n/a	(+) Reclassification of Discontinued Operations2	-	(3.4)	n/a
589.6	376.2	56.7%	Adjusted EBITDA (after ICVM 527)	1,223.6	964.1	26.9%

Note 2: Due to the disposal of the retail sugar trading business represented by Cosan Alimentos, the company reclassified this unit’s results to discontinued operations, as required by accounting rules IFRS5/CPC31 – Non-current Asset Held for Sale and Discontinued Operation.

Earnings Release 2nd Quarter of Fiscal Year 2014

Below we report the results for 2Q14 for each business unit for all segments detailed above.  All information reflects 100% of their financial performance, regardless of Cosan’s interest.

For purposes of consolidated EBITDA reconciliation, the Adjustments and Eliminations column refers to the elimination of net incomes from businesses controlled by Cosan for consolidation purposes. The same adjustment applies when we consider Raízen’s results for EBITDA calculation.

Results by Business Unit 2Q14	Comgás	Rumo	Lubrificantes	Radar	Other Businesses	Adjusts and Eliminations	Consolidated	Raízen Combustíveis	Raízen Energia	50% Raízen	Adjusts and Eliminations	Consolidated
Net Revenue	1,616.4	190.5	403.9	35.2	(0.0)	-	2,246.0	13,684.8	1,686.3	(7,685.6)	(335.8)	9,595.7
Cost of Goods and Services	(1,091.3)	(128.6)	(315.1)	(10.1)	0.0	-	(1,545.1)	(13,066.9)	(1,360.8)	7,213.8	335.8	(8,423.1)
Gross Profit	525.1	61.9	88.8	25.1	(0.0)	-	700.9	618.0	325.5	(471.7)	-	1,172.7
Gross Margin(%)	32.5%	32.5%	22.%	71.3%	99.7%	n/a	31.2%	4.5%	19.3%	6.1%	- %	12.2%
Selling Expenses	(158.4)	-	(65.9)	-	-	-	(224.3)	(301.5)	(117.7)	209.6	-	(433.9)
General and Administrative Expenses	(76.0)	(22.8)	(16.4)	(8.5)	(32.1)	-	(155.8)	(95.8)	(121.0)	108.4	-	(264.3)
Other Operating Revenues (Expenses)	(0.8)	(8.2)	(0.2)	67.9	(124.9)	-	(66.2)	76.7	(1.5)	(37.6)	-	(28.6)
Equity Pick-up	-	0.0	(2.0)	-	299.3	(132.9)	164.3	2.1	(5.6)	1.7	(161.4)	1.2
Depreciation and Amortization	129.7	23.0	16.8	0.2	0.9	-	170.6	128.8	398.6	(263.7)	-	434.3
EBITDA	419.5	54.0	21.1	84.8	143.1	(132.9)	589.6	428.2	478.3	(453.2)	(161.4)	881.4
EBITDA Margin (%)	26.%	28.3%	5.2%	n/a	n/a	n/a	26.2%	3.1%	28.4%	5.9%	- %	9.2%
Financial income	(70.8)	(34.0)	(7.5)	(0.3)	(207.6)	3.0	(317.1)	(43.3)	(113.8)	78.5	-	(395.6)
Financial expense	23.0	9.9	1.8	2.4	39.1	(3.0)	73.3	28.9	79.8	(54.4)	-	127.7
Foreign exchange gain (losses), net	(3.1)	0.2	35.9	-	(9.0)	-	24.0	20.1	51.2	(35.6)	-	59.6
Derivatives	3.6	-	(8.3)	-	(2.8)	-	(7.5)	1.7	(3.7)	1.0	-	(8.5)
Income taxes expenses	(83.0)	(2.4)	(10.4)	(5.1)	118.8	-	17.8	(88.3)	18.7	34.8	-	(17.0)
Non-controlling interests	-	0.1	-	-	-	(105.5)	(105.3)	(7.5)	-	3.8	-	(109.1)
Results of discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-
Profit (loss) for the period	159.6	4.8	15.7	81.6	80.8	(238.4)	104.1	210.9	111.9	(161.4)	(161.4)	104.1

Results by Business Unit 6M 14	Comgás	Rumo	Lubrificantes	Radar	Other Businesses	Adjusts and Eliminations	Consolidated	Raízen Combustíveis	Raízen Energia	50% Raízen	Adjusts and Eliminations	Consolidated
Net Revenue	3,133.8	398.4	772.2	98.7	0.1	-	4,403.2	26,695.8	4,291.1	(15,493.5)	(707.5)	19,189.2
Cost of Goods and Services	(2,160.2)	(252.1)	(605.1)	(48.4)	0.0	-	(3,065.9)	(25,407.5)	(3,473.7)	14,440.6	707.5	(16,799.0)
Gross Profit	973.5	146.3	167.1	50.4	0.1	-	1,337.3	1,288.2	817.4	(1,052.8)	-	2,390.1
Gross Margin(%)	31.1%	36.7%	21.6%	51.%	n/a	n/a	30.4%	4.8%	19.%	6.8%	- %	12.5%
Selling Expenses	(308.8)	-	(122.2)	-	-	-	(430.9)	(585.0)	(280.9)	433.0	-	(863.9)
General and Administrative Expenses	(143.2)	(42.7)	(33.8)	(16.8)	(64.4)	-	(300.9)	(201.0)	(261.4)	231.2	-	(532.1)
Other Operating Revenues (Expenses)	(7.9)	(1.5)	0.2	44.9	(134.6)	-	(99.0)	178.4	58.7	(118.5)	-	19.6
Equity Pick-up	-	-	(3.3)	0.0	669.1	(279.6)	386.1	7.3	(15.9)	4.3	(396.7)	(14.8)
Depreciation and Amortization	247.8	44.7	36.3	0.5	1.6	-	331.0	261.3	894.4	(577.9)	-	908.9
EBITDA	761.5	146.8	44.3	78.9	471.7	(279.6)	1,223.6	949.3	1,212.3	(1,080.8)	(396.7)	1,907.8
EBITDA Margin (%)	24.3%	36.9%	5.7%	79.9%	n/a	n/a	27.8%	3.6%	28.3%	7.%	- %	9.9%
Financial income	(142.2)	(42.5)	35.2	(0.6)	(354.4)	6.1	(498.3)	(63.3)	(242.2)	152.7	-	(651.0)
Financial expense	38.5	22.1	1.6	5.9	59.1	(6.1)	121.1	46.6	145.7	(96.2)	-	217.2
Foreign exchange gain (losses), net	32.2	0.3	25.9	-	43.5	-	101.8	53.0	129.9	(91.5)	-	193.3
Derivatives	(32.2)	-	(15.5)	-	(10.3)	-	(58.1)	(28.2)	44.4	(8.1)	-	(49.9)
Income taxes expenses	(142.0)	(27.7)	(7.7)	(7.8)	143.4	-	(41.7)	(206.4)	(77.4)	141.9	-	(183.6)
Non-controlling interests	-	0.4	-	-	-	(157.5)	(157.2)	(14.9)	-	7.4	-	(164.6)
Results of discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-
Profit (loss) for the period	268.0	54.7	47.4	75.8	351.4	(437.1)	360.3	475.0	318.4	(396.7)	(396.7)	360.3

Earnings Release 2nd Quarter of Fiscal Year 2014

B. Results by Business Unit

B.1 Raízen Combustíveis

Below you will find the results of Raízen Combustíveis, the business unit that distributes and trades fuels through a network of franchised Shell service stations, in addition to supplying fuels to industrial clients and distributing aviation fuel.

Following the adoption of IFRS 11 – Joint Arrangements, starting in April 2013 Cosan no longer consolidates Raízen in its balance sheet, statement of income and cash flows, and the result from this business unit has been reported under “Equity Accounting Result” ever since. Given Raízen’s materiality in Cosan’s financial information, we will report this segment’s performance separately.

Net Revenue

2Q14	2Q13		Sales Breakdown	6M 14	6M 13
(Apr-Jun)	(Apr-Jun)	Chg. %	Amounts in R$ MM	(Jan-Jun)	(Jan-Jun)	Chg. %
13,684.8	11,778.5	16.2%	Fuel Sales	26,695.8	22,725.6	17.5%
805.0	672.3	19.7%	Ethanol	1,735.2	1,330.3	30.4%
5,529.3	4,724.0	17.0%	Gasoline	10,676.9	9,130.8	16.9%
5,962.8	5,117.2	16.5%	Diesel	11,398.1	9,581.0	19.0%
1,226.5	1,126.4	8.9%	Aviation	2,566.3	2,403.4	6.8%
161.2	138.7	16.2%	Other Products	319.3	280.0	14.0%

Raízen Combustíveis’ net revenue in 2Q14 reached R$13.7 billion, up 16.2% year-over-year from R$ 11.8 billion.  This is chiefly due to the 8.7% increase in total fuel sales volume in the period, especially Ethanol and Gasoline, which grew by 10.5% and 11.5% respectively.

Additionally, the average price of products sold increased 6.9% year-over-year, from R$ 2,085/m3 in 2Q13 to R$ 2,229/m3 in 2Q14, basically due to the increase in Gasoline and Diesel prices performed by Petrobrás in 2013 as well as higher average price of ethanol in the period.

The network of Shell service stations ended 2Q14 with nearly 5,245 stations and 910 convenience stores.

Earnings Release 2nd Quarter of Fiscal Year 2014

Fuels
Volume (million liters) and Average Unit Price (R$/cbm)

Inventories

Fuels Inventories
	06/30/2014	06/30/2013	Chg. %
000' cbm	561.7	442.5	26.9%
R$'MM	1,113.9	852.7	30.6%
R$/cbm	1,983.1	1,926.8	2.9%

Cost of Goods Sold

2Q14	2Q13		COGS	6M 14	6M 13
(Apr-Jun)	(Apr-Jun)	Chg. %	Amounts in R$ MM	(Jan-Jun)	(Jan-Jun)	Chg. %
(13,066.9)	(11,223.5)	16.4%	Fuel Sales	(25,407.5)	(21,575.1)	17.8%

In 2Q14, Raízen Combustíveis’ cost of goods sold totaled R$13.1 billion, up 16.4% compared to 2Q13. This is mainly due to the higher volumes sold and price increases performed by Petrobras.

Gross Profit

2Q14	2Q13		Gross Profit	6M 14	6M 13
(Apr-Jun)	(Apr-Jun)	Chg. %	Amounts in R$ MM	(Jan-Jun)	(Jan-Jun)	Chg. %
618.0	555.0	11.3%	Gross Profit	1,288.2	1,150.5	12.0%
4.5%	4.7%	-0.2 p.p.	Gross Margin (%)	4.8%	5.1%	-0.2 p.p.

Raízen Combustíveis' gross profit in 2Q14 totaled R$ 618.0 million, up 11.3% compared to the R$555.0 million recorded in 2Q13. Gross margin in the quarter was 4.5%, in line with the same period last year.

Earnings Release 2nd Quarter of Fiscal Year 2014

Selling, General, and Administrative Expenses

2Q14	2Q13		SG&A Expenses	6M 14	6M 13
(Apr-Jun)	(Apr-Jun)	Chg. %	Amounts in R$ MM	(Jan-Jun)	(Jan-Jun)	Chg. %
(301.5)	(247.1)	22.0%	Selling Expenses	(585.0)	(512.9)	14.1%
(95.8)	(88.1)	8.7%	G&A Expenses	(201.0)	(180.7)	11.2%
76.7	79.9	-4.1%	Other Operational Revenues/Expenses	178.4	147.2	21.2%

Raízen Combustíveis’ selling expenses totaled R$ 301.5 million in 2Q14, up 22.0% year-on-year, mainly due to increased fuel sales volume in the period, which raises freight and logistics costs.  In addition, specifically in this quarter, we recorded non-recurring marketing expenses due to World Cup initiatives.

General and administrative expenses were R$ 95.8 million in 2Q14, up 8.7% compared to R$ 88.1 in 2Q13, mainly due to expenses from consulting services in the quarter.

Other operating revenues include merchandising fees, convenience store royalties, revenue from leases, and revenues from the sale of assets, totaled R$ 76.7 million in 2Q14.

EBITDA

2Q14	2Q13		EBITDA	6M 14	6M 13
(Apr-Jun)	(Apr-Jun)	Chg. %	Amounts in R$ MM	(Jan-Jun)	(Jan-Jun)	Chg. %
428.2	417.4	2.6%	EBITDA	949.3	840.2	13.0%
3.1%	3.5%	-0.4 p.p.	EBITDA Margin (%)	3.6%	3.7%	-0.1 p.p.

Raízen Combustíveis’s EBITDA was R$428.2 million in 2Q14, up 2.6% over 2Q13.  EBTIDA margin dropped 0.4 p.p. due to higher expenses exclusively registered in 2Q14, among other factors.

CAPEX

2Q14	2Q13		CAPEX	6M 14	6M 13
(Apr-Jun)	(Apr-Jun)	Chg. %	Amounts in R$ MM	(Jan-Jun)	(Jan-Jun)	Chg. %
128.8	89.3	44.2%	CAPEX	406.6	242.8	67.5%

Raízen Combustíveis’s CAPEX totaled R$128.8 million in 2Q14. Expenses in the period are related to new and renewed contracts with distributors, investments in service stations network, spending on health, safety and environmental requirements (SSMA), as well as other expenses related with logistics and distribution.

Earnings Release 2nd Quarter of Fiscal Year 2014

B.2 Raízen Energia

The following are the results for Raízen Energia, whose core business is the production and sale of a variety of products derived from sugarcane, including raw sugar (Very High Polarization - VHP), anhydrous and hydrous ethanol, as well as activities related to energy cogeneration from sugarcane bagasse and ethanol trading.

Following the adoption of IFRS 11 – Joint Arrangements, Cosan no longer consolidates Raízen in its balance sheet, statement of income and cash flows, and the result from this business unit has been reported under “Equity Accounting Result” ever since. Given Raízen’s materiality in Cosan’s financial information, we will report this segment’s performance separately.

In this release, we are reporting Raízen Energia’s performance for the second quarter of 2014, which represents the beginning of the 2014/15 crop season.

Production Figures

At the end of 2Q14, Raízen Energia operated 24 sugar, ethanol and energy cogeneration mills, with a crushing capacity of 65.5 million tons of sugarcane per crop year.
2Q14 (Apr-Jun)	2Q13 (Apr-Jun)	Chg. %	Operational Figures	6M 14 (Jan-Jun)	6M 13 (Jan-Jun)	Chg. %
20,936	18,534	13.0%	Crushed Sugarcane	20,938	18,534	13.0%
11,814	11,022	7.2%	Own (‘000 tonnes)	12,368	11,022	12.2%
9,123	7,512	21.4%	Suppliers (‘000 tonnes)	8,571	7,512	14.1%
124.3	121.3	2.5%	Sugarcane TRS (kg/tonne)	124.3	121.3	2.5%
79.5	86.5	-8.1%	Tons of cane per hectare (TCH)	79.5	86.5	-8.1%
97.2%	94.3%	2.9 p.p.	Mechanization (%)	97.2%	94.3%	2.9 p.p.
			Production
1,353	1,190	13.7%	Sugar	1,353	1,190	13.7%
929	866	7.2%	Raw Sugar (‘000 tonnes)	929	866	7.2%
424	323	31.1%	White Sugar (‘000 tonnes)	424	323	31.1%
705	595	18.6%	Ethanol	705	595	18.6%
313	260	20.6%	Anhydrous Ethanol (‘000 cbm)	313	260	20.6%
392	335	17.0%	Hydrous Ethanol (‘000 cbm)	392	335	17.0%

In 2Q14, the volume of crushed sugarcane topped 20.9 million tons, up 13.0% compared to 2Q13, due to a higher number of days available for harvest this quarter as a result of the dry weather in the South Central Region. Nearly 44% of the crushed amount is third-party sugarcane while 56% is own sugarcane, including agricultural partners.

In 2Q14, 97.2% of own sugarcane was harvested mechanically, and TSR of the sugarcane reached 124.3 kg/ton, up 2.5% year-over-year mainly due to drier weather conditions causing higher concentration of total sugars in the harvested cane.

Earnings Release 2nd Quarter of Fiscal Year 2014

Agricultural productivity in 2Q14 - measured in tons of sugarcane per hectare (TCH) - reached 79.5 t/ha, down 8.1%% compared to 2Q13, whose reported figure was 86.5 t/ha, due to water stress that affects Mid-Southern Brazil since the end of the 2013/14 harvest.

In 2Q14, the average age of sugarcane fields remained 3.1 years, reflecting the appropriate renewal of owned sugarcane plantation areas during the crop and interharvest season. The production mix emphasized sugar, with 54.5%% of sugarcane crushed destined to sugar production, totaling 1.4 million tons of sugar and 705 million liters of ethanol produced in 2Q14.

Net Revenue

2Q14	2Q13		Sales Breakdown	6M 14	6M 13
(Apr-Jun)	(Apr-Jun)	Chg.%	Amounts in R$ MM	(Jan-Jun)	(Jan-Jun)	Chg.%
1,686.3	1,478.3	14.1%	Net Operating Revenue	4,291.1	3,828.6	12.1%
582.8	759.1	-23.2%	Sugar Sales	1,808.3	1,935.8	-6.6%
220.9	185.3	19.2%	Domestic Market	491.8	383.6	28.2%
361.9	573.9	-36.9%	Foreign Market	1,316.5	1,552.2	-15.2%
879.3	580.7	51.4%	Ethanol Sales	2,200.6	1,704.0	29.1%
359.0	323.2	11.1%	Domestic Market	1,022.9	852.1	20.0%
289.0	187.6	54.0%	Foreign Market	499.1	510.8	-2.3%
231.4	69.9	n/a	Trading	678.6	341.1	98.9%
175.0	97.2	79.9%	Energy Cogeneration	202.3	110.3	83.3%
49.2	41.1	19.5%	Other Products and Services	80.0	78.4	2.1%

Raízen Energia’s net revenue in 2Q14 reached R$ 1.7 billion, up 14.1% year-over-year from R$ 1.5 billion.

The main drivers of this net revenue increase during the quarter were higher ethanol and energy sales, as well as their increased average prices. In addition, revenue also increased due to ethanol trading in the foreign market.

Sugar Sales

In 2Q14, net revenue from sugar sales totaled R$ 582.8 million, down 23.2% compared to 2Q13, of R$ 759.1 million. The main factor driving this reduction in net revenue from sugar sales was the postponement of shipments to the end of the 2014/15 harvest.

During the quarter, the total volume of sugar sold registered a decrease of 22.7% compared to 2Q13, and there was also a decrease in the weighted average price for the quarter, from R$ 914.3/t in 2Q13 to R$ 907.4/t in 2Q14.

In addition, sugar production was higher due to higher volumes of crushed sugarcane in the period, thus higher levels of inventory.

Earnings Release 2nd Quarter of Fiscal Year 2014

Sugar
Volume Sold (‘000 tons) and Average Unit Price (R$/ton)

Sugar Inventories

Sugar inventories
	30/06/2014	30/06/2013	Cgh. %
'000 ton	800.0	436.0	83.5%
R$'MM	593.3	334.9	77.2%
R$/ton	741.7	768.0	-3.4%

Ethanol Sales

Net revenue from ethanol sales in 2Q14 reached R$ 879.3 million, up 51.4% year-over-year from R$ 580.7 million. Higher sales volumes of approximately 35%, as well as the 12% increase of weighted average price, were primarily responsible for the increased net revenue.

Ethanol exports featured an increase of 44.4% in sales volume as a function of more shipments in the quarter.

In 2Q14 net revenue from ethanol trading transactions in the foreign market reached R$ 231.4 million, a total volume of 118.3 million liters.

Earnings Release 2nd Quarter of Fiscal Year 2014

Ethanol
Volume Sold (million liters) and Average Unit Price (R$/cbm)

Ethanol Inventories

Ethanol Inventories
	30/06/2014	30/06/2013	Chg. %
'000 m³	463.0	300.0	54.3%
R$'MM	546.1	356.2	53.3%
R$/m³	1,179.6	1,187.3	-0.6%

Energy Cogeneration

All of Raízen Energia’s 24 mills generate energy and are self-sufficient, 13 of which sell surplus energy from cogeneration.

In 2Q14, net revenue from energy sales totaled R$ 175.0 million, up 79.9% compared to 2Q13, chiefly due to an average price increase of 50.6% in 2Q13 from R$ 170/MWh to R$ 256/MWh. This increase in average price was due to higher volume of transactions in the spot market in 2Q14. Total energy sold increased by 19.4% year-on-year, reaching 683.5 thousand MWh

Earnings Release 2nd Quarter of Fiscal Year 2014

Eletric Energy
Volume Sold (‘000 MWh) and Average unit Price (R$/MWh)

Other Products and Services

In 2Q14, net revenue from other products and services topped R$ 49.2 million, up 19.5% year-over-year.  These revenues are relative to the sale of sugarcane, steam, molasses and raw materials to service providers in the agricultural industry.

Cost of Goods Sold

Raízen Energia's cost of goods sold is reported together with the average unit costs, net of the effects of depreciation and amortization (cash cost).

2Q14	2Q13		COGS per Product	6M 14	6M 13
(Apr-Jun)	(Apr-Jun)	Chg. %	Amounts in R$ MM	(Jan-Jun)	(Jan-Jun)	Chg. %
(1,360.8)	(1,252.4)	8.6%	Cost of Goods Sold	(3,473.7)	(3,343.4)	3.9%
(487.2)	(612.6)	-20.5%	Sugar	(1,445.6)	(1,438.2)	0.5%
(561.8)	(472.0)	19.0%	Ethanol	(1,283.0)	(1,202.5)	6.7%
(228.5)	(65.9)	n/a	Trading	(657.0)	(339.2)	93.7%
(50.7)	(49.3)	2.8%	Energy Cogeneration	(65.6)	(60.2)	8.9%
(32.6)	(52.7)	-38.1%	Others	(22.6)	(303.4)	-92.6%
			Average Unitary Production Costs²
(504.8)	(499.5)	1.1%	Cash Cost of Sugar (R$/tonne)	(521.9)	(502.8)	3.8%
(854.0)	(848.8)	0.6%	Cash Cost of Ethanol (R$/’000 liters)	(842.6)	(828.5)	1.7%
Note 3: Average unit costs represent the cash cost, which is net of plantation and cultivation area depreciation and amortization, agricultural depreciation (machinery and equipment), industrial depreciation, and harvest off-season maintenance.

In 2Q14, Raízen Energia’s cost of goods sold reached R$ 1.4 billion, up 8.6% the figure recorded in 2Q13 of R$ 1.3 billion, mainly due to higher volumes of ethanol, trading transactions and electricity sold in the period.

Raízen Energia managed to keep operating costs at similar levels reported in 2Q13, in addition to achieving improvement of raw material quality with TSR level up 2.5% quarter-on-quarter, from 121.3 kg/t in 2Q13 to 124.3 kg/t in 2Q14.

Earnings Release 2nd Quarter of Fiscal Year 2014

The unit cost of goods produced by Raízen Energia was also impacted by the following factors:

o	5.4% increase in the cost of the TSR kilogram released by CONSECANA, from R$0.4426 in 2Q13 to R$0.4666 in 2Q14;

o	8.1% decrease in agricultural productivity of sugarcane fields, represented by higher TCH level (tons of cane per hectare) of 86.5 in 2Q14 compared to 79.5 a year before.

Gross Profit

2Q14	2Q13		Gross Profit and Gross Margin	6M 14	6M 13
(Apr-Jun)	(Apr-Jun)	Chg. %	Amounts in R$ MM	(Jan-Jun)	(Jan-Jun)	Chg. %
325.5	225.8	44.2%	Gross Profit	817.4	485.2	68.5%
95.6	146.5	-34.7%	Sugar	362.7	497.7	-27.1%
16.4%	19.3%	-2.8 p.p.	Sugar Gross Margin (%)	20.1%	25.7%	-5.6 p.p.
44.4%	45.4%	-0.9 p.p.	Sugar (Cash) Gross Margin (%)	43.3%	47.5%	-4.1 p.p.
86.2	38.8	122.2%	Ethanol	239.0	160.4	49.0%
13.3%	7.6%	5.8 p.p.	Ethanol Gross Margin (%)	15.7%	11.8%	3.9 p.p.
40.7%	36.6%	4.2 p.p.	Ethanol (Cash) Gross Margin (%)	41.5%	37.5%	4.0 p.p.
2.8	4.0	-29.4%	Trading	21.6	2.0	n/a
1.2%	5.7%	-4.5 p.p.	Ethanol Trading Margin (%)	3.2%	0.6%	2.8 p.p.
124.3	48.0	159.0%	Energy Cogeneration	136.7	50.1	n/a
71.1%	49.3%	21.7 p.p.	Energy Cogeneration Margin (%)	67.6%	45.4%	22.4 p.p.
16.6	(11.5)	n/a	Other Products and Services	57.4	(225.0)	n/a

In 2Q14, Raízen Energia’s gross profit totaled R$ 325.5 million, an increase of 44.2% compared to 2Q13, when the gross profit reported was R$ 225.8 million.

Gross profit from the sale of sugar reached R$ 95.6 million in 2Q14, down 34.7% year-over-year, due to postponed shipping to foreign markets. In its turn, the result from ethanol sales rose 122.2% year-over-year to R$ 86.2 million, chiefly due to higher volumes sold and better prices registered in 2Q14. The sale of electric energy resulted in gross profit of R$ 124.3 million, up 159.0% year-over-year.

The result from the sale of other products and services was R$ 16.6 million in the quarter and was mostly impacted by the gain (non-cash impact) of R$ 11.4 million due to the positive effect of the biological asset’s fair value and agricultural produce.

Earnings Release 2nd Quarter of Fiscal Year 2014

Selling, General, and Administrative Expenses

2Q14	2Q13		SG & A Expenses	6M 14	6M 13
(Apr-Jun)	(Apr-Jun)	Chg. %	Amounts in R$ MM	(Jan-Jun)	(Jan-Jun)	Chg. %
(117.7)	(113.1)	4.1%	Selling Expenses	(280.9)	(309.8)	-9.3%
(121.0)	(131.5)	-8.0%	General and Administrative Expenses	(261.4)	(266.8)	-2.1%

Raízen Energia’s selling expenses topped R$ 117.7 million in 2Q14, up 4.1% year-over-year, mainly due to higher volume of ethanol sales in the foreign market, which raised freight and logistics costs.

General and administrative expenses reached R$ 121.0 million, down 8.0% year-over-year, due to lower compensation and benefit costs and optimized structure. In addition, in 2Q13 the Company registered one-off expenses related to marketing campaigns.

EBITDA

2Q14	2Q13		EBITDA	6M 14	6M 13
(Apr-Jun)	(Apr-Jun)	Chg. %	Amounts in R$ MM	(Jan-Jun)	(Jan-Jun)	Chg. %
478.3	413.2	15.8%	EBITDA	1,212.3	823.6	47.2%
28.4%	27.9%	0.4 p.p.	Margin EBITDA (%)	28.3%	21.5%	6.7 p.p.

In 2Q14, Raízen Energia’s EBITDA totaled R$ 478.3 million, an increase of 15.8% compared to 2Q13, which was R$ 413.2 million. EBTIDA margin also posted an increase in the period to 28.4%, from 27.9% registered in 2Q13.
.
2Q14	2Q13		EBITDA Ex-Biological Asset	6M 14	6M 13
(Apr-Jun)	(Apr-Jun)	Chg. %	Amounts in R$ MM	(Jan-Jun)	(Jan-Jun)	Chg. %
478.3	413.2	15.8%	EBITDA	1,212.3	823.6	47.2%
(11.4)	3.3	n/a	(+) Biological Asset Variation	(66.1)	213.0	n/a
466.9	416.5	12.1%	EBITDA Ex-Biological Asset	1,146.1	1,036.6	10.6%

Raízen Energia’s EBITDA adjusted by the effects of the biological asset grew 12.1%, topping R$ 466.9 million in the quarter.

Earnings Release 2nd Quarter of Fiscal Year 2014

Hedge

Volume positions and fixed sugar prices agreed with traders or through derivative financial instruments on June 30, 2014, and foreign exchange derivatives contracted by Raízen Energia to hedge future cash flows, are as follows:

Summary of Hedge Operations at June 30, 20144
Sugar	2014/15	2015/16
NY11
Volume (’000 tonne)	2,375.5	50.0
Average Price (¢US$/lb)	18.23	19.07
Exchange Rate
US$
Volume (US$ mm)	993.4	21.9
Average Price (R$/US$)	2.38	2.63
Note 4: The table above shows the hedging coverage considering the crop years ending on 3/31/2015 and 3/31/2016 respectively.

Impacts of Hedge Accounting

Raízen Energia has been using cash flow hedge accounting for certain derivative financial instruments to hedge against the price risk for sugar over revenues from sugar exports.

The following table shows the expected transfer of gain/loss balances from the shareholders’ equity on June 30, 2014 to the net operating income of Raízen Energia5 in future years, broken down by coverage period for the following hedging instruments.

Expiration Period - (R$MM)
Derivative	Market	Risk	2014/15	2015/16	Total
Futures	OTC/NYBOT	NY#11	25.1	0.3	25.4
Futures	BMF&BOVESP	Ethanol	0.2	-	0.2
Fx derivatives	OTC	Exchange	6.1	-	6.1
ACC and PPE	Debt	Exchange	15.1	1.8	16.9
(=) Hedge Accounting impact			46.5	2.1	48.6
(-) Deferred Income Tax			(15.8)	(0.7)	(16.5)
(=) Asset Valuation Adjustment			30.7	1.4	32.1
Note 5: The table above shows 100% of the hedge accounting gains/losses reclassified to shareholders’ equity. As Cosan holds a 50% interest at Raízen Energia, hedge accounting will have a proportionate impact on Other Comprehensive Income in Cosan’s shareholders’ equity.

Earnings Release 2nd Quarter of Fiscal Year 2014

CAPEX

2Q14	2Q13		CAPEX	6M 14	6M 13
(Apr-Jun)	(Apr-Jun)	Chg. %	Amounts in R$ MM	(Jan-Jun)	(Jan-Jun)	Chg. %
566.6	476.2	19.0%	Total CAPEX	1,575.7	1,493.4	5.5%
453.8	369.4	22.8%	Operating CAPEX	1,152.3	1,118.4	3.0%
247.3	274.8	-10.0%	Biological Assets	413.6	458.8	-9.9%
109.0	69.7	56.4%	Inter-Harvest Maintenance Costs	479.3	473.3	1.3%
7.1	14.7	-51.7%	SSMA and Sustaining	70.2	32.9	n/a
89.9	7.4	n/a	Mechanization	179.2	92.0	94.8%
0.5	2.8	-82.1%	Industrial	10.0	61.4	-83.7%
112.8	106.8	5.6%	Expansion CAPEX	423.4	375.0	12.9%
1.0	10.7	-90.7%	Cogeneration Projects	4.6	42.8	-89.3%
111.8	96.1	16.3%	Expansion and Other Projects	418.8	332.2	26.1%

Raízen Energia recorded CAPEX of R$ 556.6 million in 2Q14, up 19.0% year-over-year.

The expenditures in biological assets totaled R$ 247.3 million, down 10.0% from R$ 274.8 registered in 2Q13. This reduction was primarily due to a decrease in the volume of sugarcane planted because unfavorable weather conditions (drought) for this process.

The 56.4% increase in interharvest maintenance expenditures was due to the mismatch of the off-season and service provision periods and the delivery of materials.

Agricultural mechanization increased by R$ 82.5 million, due to the incorporation of cutting and loading operations in some units, until then carried out by a third party operator during the 2013/14 crop season.

Investments in cogeneration projects had a significant decrease of 90.7% when compared to 2Q13, mainly due to project conclusion.

The expansion and other projects line totaled R$ 111.8 million, up 16.3% when compared to R$ 96.1 million registered in 2Q13. This increase was due to higher spending on the development of crushing expansion projects at Paraguassu and Caarapó units, as well as second-generation ethanol.

Earnings Release 2nd Quarter of Fiscal Year 2014

B.3 Comgás

In this section, we report on the results of Comgás, our natural gas distribution business unit operating in a concession area consisting of 177 municipalities in the Metropolitan Region of São Paulo, the Administrative Region of Campinas, Baixada Santista, and Vale do Paraíba in São Paulo state.

Volumes Sold

2Q14	2Q13		Volume Sold	6M 14	6M 13
(Apr-Jun)	(Apr-Jun)	Chg.%	Volume ('000 cbm)	(Jan-Jun)	(Jan-Jun)	Chg.%
1,399,398	1,431,346	-2.2%	Total Gas Sales	2,712,464	2,798,361	-3.1%
1,147,555	1,196,404	-4.1%	Gas Sales - without thermal power	2,253,688	2,334,777	-3.5%
57,304	58,729	-2.4%	Residential	95,213	100,544	-5.3%
30,487	30,142	1.1%	Commercial	57,809	55,935	3.4%
925,819	958,996	-3.5%	Industrial	1,838,734	1,887,142	-2.6%
78,086	85,401	-8.6%	Cogeneration	152,977	168,060	-9.0%
55,860	63,135	-11.5%	Vehicular	108,955	123,096	-11.5%
251,843	234,943	7.2%	Thermal Power	458,776	463,585	-1.0%

Comgás’ business strategy is focused on growing the residential and commercial segments, and on developing the cogeneration and VNG segments.  The industrial segment growth - the most representative in terms of volume - has its performance linked to the industrial activity in the concession area.  The Company's distribution network totaled 11,711 km in June 2014, of which 439 km were added in 2Q14.

In 2Q14, the company distributed 57.3 million cbm of gas in the residential segment, a 2.4% drop in the volume distributed in 2Q13. This decrease is mainly explained by high temperatures in the second quarter of 2014 compared to the same period of 2013, which reduced the consumption for heating water for bathing/showering throughout the customer base with natural gas heaters. In addition, the program aimed at promoting water conservation implemented by Sabesp also had a significant impact in natural gas consumption at homes equipped with heaters. The segment closed the quarter with 989,190 gas meters connected, an increase of 7.9% compared to 2Q13 (916,418 gas meters). The residential segment accounted for 4% of the total volume distributed in 2Q14, representing 24% of Comgás’ total gas margin.

Comgás distributed 30.5 million cbm of gas in the commercial segment during 2Q14, up 1.1% compared to 2Q13. This variation is explained by the addition of 1,287 new clients in the last 12 months - 350 added in the second quarter of 2014. This market represents 2% of the total volume of gas distributed in the quarter and 8% of Comgás’ total gas margin.

Earnings Release 2nd Quarter of Fiscal Year 2014

The industrial segment totaled 925.8 million cbm in 2Q14, down 3.5% than 2Q13. This variation is related to the performance of the economy and the low industrial activity in the period.  At quarter end, Comgás had 1,029 clients in this segment, accounting for 66% of the total volume distributed in the period, representing 62% of the total gas margin.

The cogeneration segment saw a reduction of 8.6% in the volume of gas distributed, reaching 78.1 million cbm. This variation is mainly due to the loss of two clients whose plants discontinued operations at the end of 2013 due market-related issues  (Textile segment), which canceled out the effect of clients who remained in the base and consumed more than anticipated, due to the high price of electricity in the spot market. The segment represents 6% of the total volume of natural gas distributed by Comgás in the year, contributing 3% to the total gas margin.

In 2Q14, the automotive segment represented 4% of the total volume of gas distributed by the company, totaling 55.9 million cbm. However, this number is 11.5% below the volume of gas sold in 2Q13. This segment contributed 1% to Comgás’ gas margin.  Despite the lower volume sold, this was the second quarter that the number of installations of the VNG kit in vehicles increased compared to 2013, with 998 conversions in 2Q14, 14.4% higher than 2Q13.

In the thermal generation segment, sales reached 251.8 million cbm in 2Q14, up 7.2% compared to 2Q13.  The segment accounted for 18% of the total volume of gas sold by Comgás in 2Q14, representing 2% of the gas margin.  It is important to emphasize that Comgás’ gas supply contracts do not include thermal power plants.  If thermal power plants need to dispatch gas, Petrobras will supply the Company with the additional volume, because those are “back to back” contracts.

Natural Gas
Volume of Gas Sold (million cbm) and New Customers Connected (thousand units)

Earnings Release 2nd Quarter of Fiscal Year 2014

Net Revenue

2Q14	2Q13		Sales Breakdown	6M 14	6M 13
(Apr-Jun)	(Apr-Jun)	Chg. %	Amounts in R$ MM	(Jan-Jun)	(Jan-Jun)	Chg. %
1,984.2	1,960.3	1.2%	Gross Operating Revenue	3,848.8	3,731.8	3.1%
1,855.5	1,776.5	4.4%	Gas Sales	3,592.8	3,406.2	5.5%
216.2	207.2	4.4%	Residential	358.7	351.9	1.9%
81.1	74.1	9.5%	Commercial	151.3	135.9	11.3%
1,316.3	1,268.9	3.7%	Industrial	2,618.5	2,469.9	6.0%
74.5	73.9	0.9%	Cogeneration	150.0	154.3	-2.8%
103.8	90.5	14.7%	Thermal Power	191.4	175.2	9.3%
63.4	61.9	2.5%	Vehicular	122.9	119.0	3.2%
117.5	174.2	-32.6%	Construction Revenue	235.1	309.3	-24.0%
11.2	9.6	16.9%	Other	20.9	16.4	27.2%
(367.8)	(354.7)	3.7%	Tax on Sales	(715.0)	(678.4)	5.4%
1,616.4	1,605.7	0.7%	Net Operating Revenue	3,133.8	3,053.4	2.6%
1,488.8	1,424.0	4.5%	Gas Sales	2,879.5	2,732.0	5.4%
117.5	174.1	-32.6%	Construction Revenue	235.1	309.3	-24.0%
10.1	7.5	34.5%	Other	19.2	12.1	58.2%

Comgás’ net revenue from sales and services reached R$ 1.62 billion in 2Q14, up 0.7% compared to 2Q13, when the total was R$ 1.61 billion.

Increased rates - as approved by ARSESP resolutions no. 421, 455 and 496 - were the main drivers of the changes in Revenue from the Sale of Natural Gas.  To establish the new rates, the ARSESP considered the period's inflation, as well as the increased cost of natural gas, especially imported gas.  This cost is impacted by the appreciation of the dollar and the average contracted oil price per barrel, key elements for Bolivian natural gas price formation.

Cost of Goods and Services

2Q14	2Q13		COGS	6M 14	6M 13
(Apr-Jun)	(Apr-Jun)	Chg.%	Amounts in R$ MM	(Jan-Jun)	(Jan-Jun)	Chg.%
(1,091.3)	(1,179.4)	-7.5%	Cost of Goods and Services	(2,160.2)	(2,211.8)	-2.3%
(973.8)	(1,005.3)	-3.1%	Natural Gas	(1,925.1)	(1,902.5)	1.2%
(117.5)	(174.1)	-32.6%	Construction - ICPC 01	(235.1)	(309.3)	-24.0%

In 2Q14, the cost of goods sold and services by Comgás totaled R$ 1.1 billion, a decrease of 7.5% compared to 2Q13, in which the value was reported at R$ 1.2 billion.

The falling cost of natural gas can be explained mainly by the lower volume distributed in the quarter.  The variation in the construction cost line is directly linked to lower levels of investment during 2Q14.

It is worth emphasizing that the differences between the actual cost incurred and the cost of gas, included in the tariff and billed to clients, according to the tariff structure defined by ARSESP, are accumulated in the regulatory current account and passed through/billed as determined by the regulatory authority for periodic price adjustments or tariff revisions.  This balance is adjusted on a monthly basis according to SELIC rate. On June 30, 2014, the regulatory current account recorded a balance of R$ 223.3 million for Comgás, after a recovery of R$ 73.4 million in 2Q14.

Earnings Release 2nd Quarter of Fiscal Year 2014

The regulatory current account represents a receivable or payable balance according to the difference between the price of the natural gas acquired by Comgás and the price considered to form the tariff. According to accounting principles adopted in Brazil and internationally (IFRS), this balance is not accounted for and, therefore, when we refer to its normalization, it means we consider this asset and/or liability as if it had been accounted for.

Gross Profit

2Q14	2Q13		Gross Profit	6M 14	6M 13
(Apr-Jun)	(Apr-Jun)	Chg. %	Amounts in R$ MM	(Jan-Jun)	(Jan-Jun)	Chg. %
525.1	426.2	23.2%	Gross Profit	973.5	841.6	15.7%
32.5%	26.5%	5.9 p.p.	Gross Margin (%)	31.1%	27.6%	3.5 p.p.

In 2Q14, Comgás reported gross profit of R$ 525.1 million, up 23.2% year-over-year (R$ 426.2 million in 2Q13).

Selling, General, and Administrative Expenses

2Q14	2Q13		SG&A Expenses	6M 14	6M 13
(Apr-Jun)	(Apr-Jun)	Chg. %	Amounts in R$ MM	(Jan-Jun)	(Jan-Jun)	Chg. %
(158.4)	(120.7)	31.3%	Selling Expenses	(308.8)	(272.2)	13.4%
(76.0)	(76.1)	-0.1%	G&A Expenses	(143.2)	(146.6)	-2.4%
(0.8)	(5.1)	-84.1%	Other Operating Revenues (Expenses)	(7.9)	(6.5)	22.1%

Comgás’ selling expenses totaled R$ 158.4 million in 2Q14, 31.3% higher than R$ 120.7 million reported in 2Q13.  By adjusting the effect of amortization of concession rights allocated in selling expenses in the amount of R$ 30.5 million and R$ 8.9 million in 2Q13 and 2Q14, respectively, the growth of these expenses would have been 14.4% between the quarters.

In 2Q14, general and administrative expenses were R$ 76.0 million, in line with 2Q13, which reported R$ 76.1 million.

Earnings Release 2nd Quarter of Fiscal Year 2014

EBITDA

2Q14	2Q13		EBITDA	6M 14	6M 13
(Apr-Jun)	(Apr-Jun)	Chg. %	Amounts in R$ MM	(Jan-Jun)	(Jan-Jun)	Chg. %
419.5	314.3	33.5%	EBITDA	761.5	628.7	21.1%
26.0%	19.6%	6.4 p.p.	EBITDA Margin (%)	24.3%	20.6%	3.7 p.p.
339.2	330.9	37.7%	Normalized EBITDA	622.0	592.9	43.0%
21.0%	20.6%	0.4 p.p.	Normalized EBITDA Margin (%)	19.8%	19.4%	0.4 p.p.

Comgás’ EBITDA reached R$ 419.5 million in 2Q14, an increase of 33.5% year-over-year, with EBITDA margin of 26.0%.  Normalized by the regulatory current account, EBITDA topped R$ 339.2 million for the quarter, up 2.5% year-over-year.

CAPEX

2Q14	2Q13		CAPEX	6M 14	6M 13
(Apr-Jun)	(Apr-Jun)	Chg %	Amounts in R$ MM	(Jan-Jun)	(Jan-Jun)	Chg %
164.3	219.9	-25.3%	CAPEX	320.1	394.4	-18.8%

In 2Q14, CAPEX reached R$ 164.3 million, a decrease of 25.3% compared to the R$ 219.9 million spent in the same period of 2013.  This variation can be explained by high investments in RETAP project along 2013.

Out of the total investments made in the quarter, approximately 73% was destined for expanding the gas distribution network.  A total of 439 km of network was added during the quarter, up 15.5% vis-à-vis 2Q13.

Earnings Release 2nd Quarter of Fiscal Year 2014

B.4 Rumo

Below we report on Rumo’s results, the company responsible for providing an integrated logistics service, consisting of transportation, storage and port elevation for sugar and other agricultural commodities.

Net Revenue

2Q14	2Q13		Sales Breakdown	6M 14	6M 13
(Apr-Jun)	(Apr-Jun)	Chg.%	Amounts in R$ MM	(Jan-Jun)	(Jan-Jun)	Chg.%
190.5	214.3	-11.1%	Net Operating Revenue	398.4	382.7	4.1%
137.8	172.2	-20.0%	Transportation	292.7	300.7	-2.6%
43.9	36.8	19.1%	Loading	93.3	73.4	27.2%
8.8	5.3	64.9%	Other	12.4	8.6	43.9%

Rumo’s net revenue totaled R$190.5 million in 2Q14, 11.1% lower than reported in 2Q13, due to decreased transportation revenue, partially offset by the revenue growth from port elevation and other services.

In 2Q14, the volume of sugar loaded by Rumo totaled 2.2 million tons and was 12.5% higher than reported in 2Q13.  Revenue from loading operations was R$ 43.9 million, an increase of 19.1% compared to the same period last year due to new contracts signed during 2014.

Loading Volume
(thousand tons)

Earnings Release 2nd Quarter of Fiscal Year 2014

Cost of Services Provided

2Q14	2Q13		Costs of Services	6M 14	6M 13
(Apr-Jun)	(Apr-Jun)	Chg. %	Amounts in R$ MM	(Jan-Jun)	(Jan-Jun)	Chg. %
(128.6)	(131.0)	-1.9%	Cost of Services	(252.1)	(226.2)	11.5%

Rumo’s cost of services provided includes railway and highway freight, port elevation, transshipment and storage costs in upstate São Paulo and at the Port of Santos. The cost of services provided by Rumo in 2Q14 was R$ 128.6 million, 1.9% lower than reported in 2Q13, of R$ 131.0 million.

Gross Profit

2Q14	2Q13		Gross Profit	6M 14	6M 13
(Apr-Jun)	(Apr-Jun)	Chg. %	Amounts in R$ MM	(Jan-Jun)	(Jan-Jun)	Chg. %
61.9	83.3	-25.7%	Gross Profit	146.3	156.5	-6.5%
32.5%	38.9%	-6.4 p.p.	Gross Margin (%)	36.7%	40.9%	-4.2 p.p.

Rumo had a 25.7% reduction in its gross profit, from R$ 83.3 million in 2Q13 to R$ 61.9 million in 2Q14. Its gross margin also dropped 6.4 p.p. down to 32.5%.

General and Administrative Expenses

2Q14	2Q13		G&A Expenses	6M 14	6M 13
(Apr-Jun)	(Apr-Jun)	Var. %	Amounts in R$ MM	(Jan-Jun)	(Jan-Jun)	Var. %
(22.8)	(17.7)	28.4%	G&A Expenses	(42.7)	(34.4)	24.2%

Rumo’s general and administrative expenses totaled R$ 22.8 million in 2Q14, 28.4% higher than the R$ 17.7 million reported in 2Q13, reflecting the adjustment in the administrative structure for new logistics projects in ports and rail, in addition to other expenses related to the merge of Rumo and ALL operations, approved by both companies in its shareholders meetings, and which still pending  approval from government departments.

EBITDA

2Q14	2Q13		EBITDA	6M 14	6M 13
(Apr-Jun)	(Apr-Jun)	Chg. %	Amounts in R$ MM	(Jan-Jun)	(Jan-Jun)	Chg. %
54.0	84.9	-36.4%	EBITDA	146.8	154.0	-4.6%
28.3%	39.6%	-11.3 p.p.	Margin EBITDA (%)	36.9%	40.2%	-3.4 p.p.

Rumo’s EBITDA totaled R$ 54.0 million in 2Q14, representing a reduction of 36.4% compared to R$ 84.9 million reported in 2Q13. EBITDA margin reduce by 11.3 percentage points, reaching 28.3% in 2Q14.

Earnings Release 2nd Quarter of Fiscal Year 2014

CAPEX

2Q14	2Q13		CAPEX	6M 14	6M 13
(Apr-Jun)	(Apr-Jun)	Chg. %	Amounts in R$ MM	(Jan-Jun)	(Jan-Jun)	Chg. %
83.8	69.1	21.2%	CAPEX	97.8	126.1	-22.5%

In 2Q14, Rumo’s capital expenditure totaled R$ 83.8 million, in the following initiatives:

(i)	Investment of R$ 54.6 million in the rail network operated by America Latina Logística (ALL);

(ii)	R$ 14.3 million related to several initiatives carried out during the quarter intended for improvements at the Port and terminals;

(iii)	R$ 8.4 million for the acquisition of new railcars;

(iv)	R$ 6.5 million in other initiatives.

Earnings Release 2nd Quarter of Fiscal Year 2014

B.5 Cosan Lubrificantes

Results of the lubricants segment include the manufacturing and distribution of Mobil and Comma lubricants, resale of base oil and automotive specialties in Brazil and in 40 other countries through two plants located in Rio de Janeiro, Brazil, and in Kent, U.K.

Net Revenue

2Q14	2Q13		Sales Breakdown	6M 14	6M 13
(Apr-Jun)	(Apr-Jun)	Chg.%	Amounts in R$ MM	(Jan-Jun)	(Jan-Jun)	Chg.%
403.9	386.1	4.6%	Net Operating Revenue	772.2	743.8	3.8%

Net revenues from the sales of lubricants, resale of base oil and other products and services of Cosan Lubrificantes topped R$ 403.9 million in 2Q14, 4.6% higher than the R$ 386.1 million reported in 2Q13, due to an increase of 6.9% in volumes sold, especially driven by increased base oil volumes, which offset the drop in sales of finished lubricants.

However, the total unit average revenue receded 2.1% in the quarter, from R$ 4,978/cbm reported in 2Q13 to R$ 4,871/cbm.

Lubricantes, Base Oils and Other Products
Volume (million liters) and Average Unit Revenue (R$/cbm)

Earnings Release 2nd Quarter of Fiscal Year 2014

Cost of Goods Sold and Services Provided

2Q14	2Q13		COGS	6M 14	6M 13
(Apr-Jun)	(Apr-Jun)	Chg. %	Amounts in R$ MM	(Jan-Jun)	(Jan-Jun)	Chg. %
(315.1)	(283.3)	11.2%	Cost of Goods and Services	(605.1)	(541.1)	11.8%

The cost of goods sold and services provided by Cosan Lubrificantes in 2Q14 rose 11.2% compared to 2Q13, reaching R$ 315.1 million, caused mainly by higher volume sold and the foreign exchange rate impact, which affects the costs of importing base oil. Consequently, the average total unit cost in 2Q14 was R$ 3,800/cbm, 4.0% higher than the R$ 3,653/cbm reported in 2Q13.

Gross Profit

2Q14	2Q13		Gross Profit	6M 14	6M 13
(Apr-Jun)	(Apr-Jun)	Chg. %	Amounts in R$ MM	(Jan-Jun)	(Jan-Jun)	Chg. %
88.8	102.7	-13.6%	Gross Profit	167.1	202.6	-17.5%
22.0%	26.6%	-4.6 p.p.	Gross Margin (%)	21.6%	27.2%	-5.6 p.p.

Gross profit totaled R$ 88.8 million in 2Q14, and the gross margin was 22.0%, 4.6 percentage points lower than in 2Q13, which was 26.6%.

Selling, General, and Administrative Expenses

2Q14	2Q13		SG&A	6M 14	6M 13
(Apr-Jun)	(Apr-Jun)	Chg. %	Amounts in R$ MM	(Jan-Jun)	(Jan-Jun)	Chg. %
(82.3)	(74.4)	10.6%	Total expenses	(155.9)	(142.0)	9.8%

Selling, general and administrative expenses grew 10.6% in 2Q14, reaching R$ 82.3 million, mainly due to the increase of compensation and benefit costs, in addition to one-off expenses related to marketing campaigns in the quarter.

EBITDA

2Q14	2Q13		EBITDA	6M 14	6M 13
(Apr-Jun)	(Apr-Jun)	Chg. %	Amounts in R$ MM	(Jan-Jun)	(Jan-Jun)	Chg. %
21.1	39.8	-47.1%	EBITDA	44.3	87.3	-49.3%
5.2%	10.3%	-5.1 p.p.	EBITDA Margin (%)	5.7%	11.7%	-6.0 p.p.

Cosan Lubrificantes’ EBITDA was R$ 21.1 million in 2Q14 with a margin of 5.2%.

Earnings Release 2nd Quarter of Fiscal Year 2014

B.6 Radar

Below we report on Radar’s results, whose main activity is investment in agricultural properties, land leasing in the Brazilian rural real estate market, and portfolio management.

Assets Portfolio

State	Culture	%	Area (hectare)	Area (acre)	Market Value (R$MM)
Third-party Land	-	-	131,586	325,150	1,707
Third-party Land	-	-	131,586	325,150	1,707
Owned Land	-	100%	105,383	260,402	2,592
São Paulo	Sugarcane	65%	68,768	169,926	2,178
Maranhão	Grains	16%	16,339	40,374	153
Mato Grosso	Grains	12%	12,302	30,399	164
Bahia	Grains	7%	7,155	17,681	80
Goiás	Sugarcane	1%	600	1,483	15
Mato Grosso do Sul	Sugarcane	0%	218	538	2
Total			236,969	585,553	4,299

Radar closed 2Q14 with a land portfolio of R$ 2.6 billion, and total area of 105.4 thousand hectares (260.4 thousand acres), distributed throughout six Brazilian states. Considering third-party assets managed by Radar, total area under management is 237.0 thousand hectares (585.6 thousand acres), equivalent to R$ 4.3 billion.

Net Revenue, Cost of Products and Gross Profit

2Q14	2Q13			6M 14	6M 13
(Apr-Jun)	(Apr-Jun)	Chg. %	Amounts in R$ MM	(Jan-Jun)	(Jan-Jun)	Chg. %
35.2	19.9	77.0%	Net Revenue	98.7	35.3	n/a
17.7	5.7	n/a	Property Sale	63.3	5.7	n/a
15.7	14.2	10.5%	Land Lease	31.8	29.6	7.6%
1.8	-	n/a	Cost of Property Sales	3.7	-	n/a
(10.1)	(6.1)	66.5%	Property Sale	(48.4)	(6.1)	n/a
25.1	13.8	81.6%	Gross Profit	50.4	29.2	72.4%
71.3%	69.5%	1.8 p.p.	Gross Margin (%)	51.0%	82.8%	-31.8 p.p.

Radar’s net revenue was R$ 35.2 million in 2Q14, mainly impacted by (i) sales of land in amount of R$ 17.7 million and (ii) the increase in leasing prices totaling R$ 15.7 million. Lease contracts are pegged to agricultural commodities prices of their respective leased areas.

Radar’s cost of goods sold in 2Q14 was R$ 10.1 million and refers to the sale of assets during the period.

Gross profit in the quarter was R$ 25.1 million, compared to R$ 13.8 million during the same period last year, mainly due to a 75.2% gain from land sold above its marked-to-market value.

Earnings Release 2nd Quarter of Fiscal Year 2014

General and Administrative Expenses

2Q14	2Q13		G&A Expenses	6M 14	6M 13
(Apr-Jun)	(Apr-Jun)	Chg. %	Amounts in R$ MM	(Jan-Jun)	(Jan-Jun)	Chg. %
(8.5)	(5.0)	70.0%	G&A Expenses	(16.8)	(9.8)	71.6%
67.9	9.0	n/a	Other	44.9	63.4	-29.2%

In 2Q14, Radar’s general and administrative expenses totaled R$ 8.5 million, up 70.0% compared to 2Q13, mainly due to increased compensation and benefit expenses.  Other operating revenues reflect this quarter the exclusive gain from the valuation of Radar’s own portfolio.

EBITDA

2Q14	2Q13		EBITDA	6M 14	6M 13
(Apr-Jun)	(Apr-Jun)	Chg. %	Amounts in R$ MM	(Jan-Jun)	(Jan-Jun)	Chg. %
84.8	18.1	n/a	EBITDA	78.9	83.3	-5.3%

Radar’s EBITDA was R$ 84.8 million in 2Q14, mainly impacted by valuation of its land portfolio in the period, adding another R$ 67.9 million into EBITDA.

When compared with 1Q14, its owned land portfolio posted a 2.7% valuation, following the change in market indexes.

Earnings Release 2nd Quarter of Fiscal Year 2014

B.7 Other Businesses

Below we report on the results of the Other Businesses segment, which comprises Cosan’s corporate structure, effects of contingencies from businesses contributed to Raízen prior to its formation, and other investments.

2Q14	2Q13			6M 14	6M 13
(Apr-Jun)	(Apr-Jun)	Chg. %	Amounts in R$ MM	(Jan-Jun)	(Jan-Jun)	Chg. %
(32.1)	(31.0)	3.7%	G&A Expenses	(64.4)	(56.1)	14.7%
(124.9)	(18.1)	n/a	Other Revenues (Expenses)	(134.6)	9.2	n/a

2Q14	2Q13		EBITDA	6M 14	6M 13
(Apr-Jun)	(Apr-Jun)	Chg. %	Amounts in R$ MM	(Jan-Jun)	(Jan-Jun)	Chg. %
143.1	30.0	n/a	EBITDA	471.7	228.5	n/a
(299.3)	(78.4)	n/a	(-) Equity Pick-up	(669.1)	(274.3)	n/a
(156.1)	(48.4)	n/a	Adjusted EBITDA	(197.3)	(45.8)	n/a

Cosan’s general and administrative expenses mostly consist of personnel expenses, which include payroll, charges, and consulting services.  In 2Q14, general and administrative expenses totaled R$ 32.1 million, 3.7% higher than reported in 2Q13, due to higher spending on its own and contracted labor force during the period.

Other revenues and expenses in Other Businesses was R$ 124.9 million in 2Q14, and are basically comprised of net effects of provisions, reversals and payment of attorneys' fees and contingencies. This quarter's increase was due to the impact of several expenses related to indemnity and fees from the merge of Rumo and ALL operations, approved by both companies in its shareholders meetings, and which still pending  approval from government departments.

In 2Q14, this segment’s EBITDA totaled R$ 143.1 million, exclusively due to the equity pick up result in the period. Adjusted for this effect, this segment’s EBITDA was negative by R$ 156.1 million.

Earnings Release 2nd Quarter of Fiscal Year 2014

C. Other Items in the Consolidated Result

Financial Result

2Q14	2Q13		Financial Results	6M 14	6M 13
(Apr-Jun)	(Apr-Jun)	Chg. %	Amounts in R$ MM	(Jan-Jun)	(Jan-Jun)	Chg. %
(195.7)	(160.5)	21.9%	Gross Debt Charges	(376.5)	(315.9)	19.2%
34.2	38.9	-12.0%	Income from Financial Investments	64.4	61.7	4.4%
(161.6)	(121.6)	32.9%	(=) Subtotal: Net Debt Interests	(312.1)	(254.2)	22.8%
(6.7)	(19.7)	-66.1%	Other Charges and Monetary Variation	23.0	(16.1)	n/a
24.0	(309.8)	n/a	Exchange Rate Variation	101.8	(309.8)	n/a
(7.5)	149.9	n/a	Gains (losses) with Derivatives	(58.1)	144.6	n/a
(75.6)	(14.1)	n/a	Amortization, Debt Cost and Other	(88.1)	(57.3)	53.9%
(227.3)	(315.3)	-27.9%	(=) Financial, Net	(333.5)	(492.8)	-32.3%

The financial result in 2Q14 reported a net financial expense of R$ 227.3 million, compared to a net expense of R$ 315.3 million recorded in 2Q13.

In 2Q14, debt charges were up by 21.9% compared to 2Q13, due to the variation in the interest rate between the periods.

Revenue from financial investments closed 2Q14 with a positive amount of R$ 34.2 million, compared to R$ 38.9 million in 2Q13.

Other charges and monetary variations, consisting of interest on contingencies, interest on tax, monetary variation and other interests, totaled a net revenue of R$ 6.7 million in 2Q14, compared to net expenses of R$ 19.7 million in 2Q13.

The positive result of R$ 24.0 million from foreign exchange rate variation in the quarter reflects the devaluation of the US Dollar against the Brazilian Real by 2.7% (R$ 2.2025/US$ on June 30, 2014 versus R$ 2.2630/US$ on March 31, 2014), and its impact on debt denominated in dollars, causing a non-cash effect on the consolidated financial result.  However, it is worth noting that all debts denominated in foreign currency are mainly hedged by foreign exchange swaps, except for the principal of the Perpetual Bond in the amount of US$500 million.  In 2Q13, the US Dollar appreciated versus the Brazilian Real by 9.11% (R$ 2.2156/US$ on June 30, 2013 versus R$ 2.0138/US$ on March 31, 2013), or a total expense from foreign exchange rate variation of R$ 309.8 million.

In 2Q14, we recorded a negative result with derivatives totaling R$ 7.5 million vis-à-vis a positive result of R$ 149.9 million in 2Q13, offsetting the costs on the debt hedges mentioned above.

Amortization, debt cost and others closed 2Q14 with expenses of R$ 75.6 million, compared to expenses of R$ 14.1 million in 2Q13, an addition of R$ 61.5 million mainly due to writing off the remaining balance of the transaction cost from issuing Debentures, settled during the quarter, plus commission costs paid to obtain authorizations for the purpose of corporate changes (consents) performed in the quarter.

Earnings Release 2nd Quarter of Fiscal Year 2014

Income Tax and Social Contribution

2Q14	2Q13		Income Tax and Social Contribution	6M 14	6M 13
(Apr-Jun)	(Apr-Jun)	Chg.%	Amounts in R$ MM	(Jan-Jun)	(Jan-Jun)	Chg.%
191.7	(66.1)	n/a	Income (Loss) before Income Tax	559.2	188.4	n/a
17.8	(77.0)	n/a	Total of Tax and Social Contribution	(41.7)	(216.2)	-80.7%

In 2Q14, the expense with Income Tax and Social Contribution totaled R$ 17.8 million, a variation of R$ 94.8 million mainly from the constitution of tax credit on accumulated losses from 4Q13 at Cosan (Other Businesses).

Earnings Release 2nd Quarter of Fiscal Year 2014

The table below shows the Income Tax and Social Contribution expenses broken down by business unit:

Income Tax and Social Contribution 2Q14	Comgás	Rumo	Lubrificantes	Radar5	Other Business	Adjusts and Eliminations	Consolidated
Net Income before Taxes	242.6	7.1	26.2	86.7	(38.0)	(132.9)	191.7
Nominal Rate of Income Tax and Social Contribution (%)	-34.0%	-34.0%	-34.0%	-34.0%	-34.0%	-34.0%	-34.0%
Income Tax and Social Contribution Theoretical Expense	(82.5)	(2.4)	(8.9)	(29.5)	12.9	45.2	(65.2)
Non-taxable Permanent Differences / Equity Pick-up	(1.3)	(0.0)	(1.0)	-	101.7	(45.2)	54.1
Other	0.8	-	(0.5)	-	4.2	-	4.6
Income Tax Effective Expenses	(83.0)	(2.4)	(10.4)	(5.1)	118.8	-	17.8
Income Tax and Social Contribution Effective Rate (%)	-34.2%	-34.5%	-39.9%	-5.9%	n/a	- %	9.3%
Expenses (Revenues) com IR/CS	(83.0)	(2.4)	(10.4)	(5.1)	118.8	-	17.8
Current	(40.2)	4.5	(0.1)	(3.3)	3.4	-	(35.7)
Effective Rate - Current Rate (%)	-16.6%	63.2%	-0.2%	-3.8%	-9.0%	- %	-18.6%
Deferred	(42.8)	(6.9)	(10.4)	(1.8)	115.4	-	53.5

Income Tax and Social Contribution 6M 14	Comgás	Rumo	Lubrificantes	Radar5	Other Business	Adjusts and Eliminations	Consolidated
Net Income before Taxes	409.9	82.0	55.1	83.7	208.0	(279.6)	559.2
Nominal Rate of Income Tax and Social Contribution (%)	-34.0%	-34.0%	-34.0%	-34.0%	-34.0%	-34.0%	-34.0%
Income Tax and Social Contribution Theoretical Expense	(139.4)	(27.9)	(18.8)	(28.4)	(70.7)	95.1	(190.1)
Income Tax Effective Expenses	(142.0)	(27.7)	(7.7)	(7.8)	143.4	-	(41.7)
Income Tax and Social Contribution Effective Rate (%)	-34.6%	-33.7%	-13.9%	-9.4%	69.0%	- %	-7.5%
Expenses (Revenues) com IR/CS	(142.0)	(27.7)	(7.7)	(7.8)	143.4	-	(41.7)
Current	(62.7)	(13.0)	14.0	(7.9)	3.4	-	(66.2)
Effective Rate - Current Rate (%)	-15.3%	-15.8%	25.4%	-9.5%	1.6%	- %	-11.8%
Deferred	(79.3)	(14.7)	(21.6)	0.1	140.0	-	24.5
Note 5: Radar adopts tax regime for entities taxed on presumed profits

Current income tax and social security expenses represent the calculated tax amount payable/(recoverable).  The amount effectively paid may still be deducted from existing tax credits, if applicable.

Earnings Release 2nd Quarter of Fiscal Year 2014

Net income

2Q14	2Q13	Net Income	6M 14	6M 13
(Apr-Jun)	(Apr-Jun)	Amounts in R$ MM	(Jan-Jun)	(Jan-Jun)
104.1	(201.5)	Net Income	360.3	(174.4)

Cosan’s net income was R$ 104.1 million in the quarter, higher than the loss of R$ 201.5 million reported in 2Q13.

The main drivers of this change in net income during the period were:

2T	Net Income	6M
(Apr-Jun)	Amounts in R$ MM	(Jan-Jun)
(201.5)	Net Income - 2Q13	(174.4)
	EBIT variation
65.6	Comgás	97.4
(34.8)	Rumo	(14.2)
66.7	Radar	(4.4)
(16.5)	Lubrificantes	(41.2)
(107.9)	Other	(152.0)
(26.9)	EBIT Businesses Total	(114.4)
	Variation in other lines
88.0	Financial result	159.3
196.7	Equity pick-up	325.9
94.8	Income taxes	174.5
(47.0)	Non-controlling Interest	(14.0)
-	Discontinued operation	3.4
104.1	Net Income - 2Q14	360.3

(i)	Increase in the equity accounting result line of R$ 196.7 million due to Raízen’s results, discussed in the sections above;

(ii)
Improvement of R$ 88.0 million in financial results mainly due to the foreign exchange rate variation and writing off the remaining balance of the transaction cost from issuing Debentures, as described in section Financial Result.

(iii)	EBIT variation and profit of non-controlling shareholders of R$ 73.9 million.

Earnings Release 2nd Quarter of Fiscal Year 2014

D. Loans and Financing

At the close of 2Q14, Cosan’s pro forma consolidated gross debt (excluding PESA debt) reached R$ 11.3 billion, compared to R$ 12.4 billion in 1Q14. Below we report the debts of Cosan and its subsidiaries and of Raízen, presented pro forma at 50%.

Cosan and Subsidiaries

Gross debt totaled R$ 6.9 billion in 2Q14, a decrease of 19.3% from 1Q14.
The key events in the period were:

(i)
Amortization of principal and interest of R$ 2.5 billion, mainly related to debentures and working capital, which were settled with funds from preferred shares written off in subsidiaries as per the Material Fact issued on 6/27/2014;

(ii)	Raising of R$ 635.1 million through funding lines from BNDES and working capital;
(iii)	Positive effect from foreign exchange variation of R$ 30.3 million;
(iv)	Accrual of interest and derivatives fair value result of R$ 207.8 million in the period.

Raízen

The combined gross debt of Raízen totaled R$ 8.7 billion in 2Q14, up 14.1% year-over-year.

In the quarter, changes in debt principal and interest were as follows:

(v)	Raising of R$ 2.1 billion, mainly through working capital, Finem, credit notes, ACC, and other funding transactions;
(vi)	Amortization of principal and interest of R$ 1.1 billion related to Senior Notes and credit notes, among others;
(vii)	Positive effect from foreign exchange variation of R$ 110.9 million;
(viii)	Provision for interest and monetary variation in the amount of R$ 138.4 million.

Cosan – Pro forma Consolidated

Cash available totaled R$ 2.4 billion in 2Q14 vis-à-vis R$ 2.8 billion in 1Q14. Net pro forma indebtedness totaled R$ 10.8 billion for the quarter, as compared to R$ 9.6 billion in 1Q14, equivalent to a leverage of 2.6x pro forma LTM EBITDA of R$ 4.1 billion.

Earnings Release 2nd Quarter of Fiscal Year 2014

When we exclude preferred shareholders payable in subsidiaries, we register a pro forma net debt of R$ 8.8 billion in 2Q14, equivalent to a leverage of 2.1x.

Debt per Business Units (Amount in R$ MM)	2Q14	1Q14
Comgás	(Apr-Jun)	(Jan-Jun)	% ST	Chg. %
Leasing	0.5	0.7	100.0%	-27.0%
Promissory Notes	-	-	n/a	n/a
EIB	607.9	632.4	10.1%	-3.9%
4131 Resolution	388.7	397.8	0.8%	-2.3%
BNDES	1,374.9	1,342.0	13.9%	2.5%
Debentures	620.4	602.1	9.2%	3.0%
Debt Notes Allocation	(10.6)	(10.8)	21.6%	-1.3%
Financial Instruments - MTM	(157.9)	(192.5)	-28.0%	-18.0%
Total Comgás	2,823.9	2,771.7	-	1.9%
Rumo
Finame	658.1	682.8	16.9%	-3.6%
Finem	7.7	7.6	1.2%	0.5%
Expenses with Placement of Debt	(1.4)	(1.5)	13.0%	-3.2%
Total Rumo	664.3	688.9	-	-3.6%
Cosan Lubrificantes
Finame	0.2	0.2	13.0%	-0.0%
Foreign Loan	203.6	206.3	0.1%	-1.3%
Total Lubrificantes	203.9	206.5	-	-1.3%
Outros Negócios
Perpetual Bonds	1,115.1	1,145.8	1.2%	-2.7%
Credit Notes	(0.0)	304.1	n/a	-100.0%
Debentures	(0.0)	1,426.0	100.0%	-100.0%
FINEP	89.9	89.9	8.4%	-0.0%
Senior Notes 2018	874.0	853.8	- %	2.4%
Senior Notes 2023	1,104.6	1,087.2	- %	1.6%
Expenses with Placement of Debt	(25.4)	(48.2)	19.0%	-47.2%
Bonus over Perpetual Bonds	3.5	4.3	60.0%	-18.6%
Financial Instruments - MTM	56.1	30.1	- %	86.5%
Total Other Business	3,217.8	4,892.9	-	-34.2%
Consolidated
Total Debt	6,909.9	8,560.0	-	-19.3%
Cash and Cash Equivalents and Securities	(1,515.8)	(1,593.4)	-	-4.9%
Net Debt	5,394.0	6,966.7	-	-22.6%

Raízen
Senior Notes 2014	-	801.5	- %	-100.0%
Senior Notes 2017	906.5	915.6	2.8%	-1.0%
BNDES	1,270.5	1,319.9	15.3%	-3.7%
Term Loan	2,408.3	1,140.4	4.0%	111.2%
Prepaid Exports	1,049.5	1,076.9	17.4%	-2.5%
Advances on Exchange Contracts	440.9	-	100.0%	n/a
Credit Notes	745.8	643.6	66.5%	15.9%
Finame	98.1	108.8	32.9%	-9.8%
Finem	982.0	812.6	9.9%	20.8%
Debentures	791.3	791.7	5.2%	n/a
Rural Credit	50.9	50.2	100.0%	1.3%
Debt Notes Allocation	(31.8)	(23.4)	32.1%	35.8%
Other	0.0	-	100.0%	n/a
Total Raízen8	8,712.0	7,637.9	-	14.1%
Cash and Cash Equivalents and Securities Raízen	4,356.0	3,818.9	-	14.1%
Net Debt Raízen	(927.7)	(1,168.8)	-	-20.6%
Consolidated Proforma	3,428.3	2,650.1	-	29.4%
Consolidated Proforma
Total Debt	11,265.9	12,379.0	-	-9.0%
Cash and Cash Equivalents and Securities (including Raízen)	(2,443.6)	(2,762.2)	-	-11.5%
Proforma Net Debt	8,822.3	9,616.8	-	-8.3%
Other
Preferred shareholders payable in subsidiaries	2,001.7	-	-	n/a
Consolidated Proforma
Proforma Net Debt (w/ preferred shareholders payable in subsidiaries)	10,824.1	9,616.8	-	12.6%

Earnings Release 2nd Quarter of Fiscal Year 2014

E. Stock Performance

The common shares issued by Cosan S.A. have been listed on BM&FBovespa since 2005, the year of its IPO on the “Novo Mercado” segment under the ticker symbol CSAN3, and are included in the portfolios of the Ibovespa, IBrX, IBrX-50, IBrA, MLCX, ICO2, INDX, ICON, IVBX-2, IGC, IGCT and ITAG indexes.

The shares issued by Cosan Limited, Cosan S.A.'s parent company, have been listed on NYSE since its IPO in 2007, under the ticker symbol CZZ.  The company has also issued share deposit certificates (Brazilian Depositary Receipts - BDR) on the BM&FBovespa under the symbol CZLT33.

The tables and graphs below represent the performance of shares issued by the companies:

2Q14 Summary	CSAN3		CZLT33		CZZ
Stock Type	Common Share		BDR		Class A
Listed in	BM&FBovespa		BM&FBovespa		NYSE
Closing Price in december 06/30/2014	R$	40.10	R$	30.00	USD 13.56
Higher Price	R$	41.30	R$	31.70	USD 14.27
Average Price	R$	38.23	R$	28.18	USD 12.73
Lower Price	R$	34.76	R$	25.18	USD 11.53
Average Daily Traded Volume	R$ 44.2 million		R$ 10.3 million		USD 17.3 million

CSAN3 vs. CZLT33 vs. Ibovespa (Base 100)	CZZ vs. S&P500 (Base 100)

Earnings Release 2nd Quarter of Fiscal Year 2014

F. Guidance

This section presents the guidance broken down by variation range for some key parameters in Cosan’s consolidated results for the 2014. In addition, other parts of this Earnings Release may contain forecasts.  Such projections and guidance are but estimates and indications, and as such, these do not represent any guarantee of prospective results.

This guidance considers the operations of the Cosan group today, which include Comgás, Rumo, Cosan Lubrificantes e Especialidades, Radar, and Other Businesses, as well as the operations of Raízen Combustíveis and Raízen Energia.

Cosan’s consolidated EBITDA is pro forma, including 50% of the results of Raízen Combustíveis and Raízen Energia.  As mentioned before, following the adoption of IFRS 11 – Joint Arrangements, Raízen is no longer proportionately consolidated in Cosan, and is only reported under “Equity Accounting Result,” considering our 50% interest in Net Income. Moreover, Comgás’s EBITDA continues to be reported under Brazilian accounting principles (IFRS), which does not consider the effects of the Regulatory Current Account

		2013	2014	2014 - REVIEW
		(jan/2013 - dec/2013)	(jan/2014 - dec/2014)	(jan/2014 - dec/2014)
Cosan Consolidated	Net Revenue (R$MM)	36,165	37,500 ≤ ∆ ≤ 40,500	37,500 ≤ ∆ ≤ 40,500
	EBITDA (R$MM)	3,964	4,150 ≤ ∆ ≤ 4,650	4,150 ≤ ∆ ≤ 4,650
	Capex (R$MM)	2,895	2,500 ≤ ∆ ≤ 2,800	2,500 ≤ ∆ ≤ 2,800

Raízen Combustíveis	Volume of Fuels Sold (million liters)	23,214	22.500 ≤ ∆ ≤ 24.000	22.500 ≤ ∆ ≤ 24.000
	EBITDA (R$MM)	1,928	2,000 ≤ ∆ ≤ 2,200	2,000 ≤ ∆ ≤ 2,200
	CAPEX (R$MM)	835	750 ≤ ∆ ≤ 850	750 ≤ ∆ ≤ 850

Raízen Energia	Volume of Sugar Cane Crushed (thousand tonnes)	61,441	61,000 ≤ ∆ ≤ 63,000	58,000 ≤ ∆ ≤ 60,000
	Volume of Sugar Sold (thousand tonnes)	4,470	4,400 ≤ ∆ ≤ 4,700	4,200 ≤ ∆ ≤ 4,500
	Volume of Ethanol Sold (million liters)	2,475	2,300 ≤ ∆ ≤ 2,600	2,000 ≤ ∆ ≤ 2,200
	Volume of Energy Sold (thousand of MWh)	2,165	2,000 ≤ ∆ ≤ 2,200	1,950 ≤ ∆ ≤ 2,150
	EBITDA (R$MM)	2,112	2,300 ≤ ∆ ≤ 2,700	2,300 ≤ ∆ ≤ 2,700
	CAPEX (R$MM)	2,531	2,000 ≤ ∆ ≤ 2,200	2,000 ≤ ∆ ≤ 2,200

Rumo	Volume of Loading (thousand tonnes)	9,177	10,500 ≤ ∆ ≤ 12,500	10,500 ≤ ∆ ≤ 12,500
	EBITDA (R$MM)	358	400 ≤ ∆ ≤ 450	UNDER REVIEW
	CAPEX (R$MM)	255	250 ≤ ∆ ≤ 300	250 ≤ ∆ ≤ 300

Radar	EBITDA (R$MM)	228	170 ≤ ∆ ≤ 200	170 ≤ ∆ ≤ 200

Cosan Lubrificantes	Total Volume Sold (million Liters)	316	270 ≤ ∆ ≤ 310	270 ≤ ∆ ≤ 310
	EBITDA (R$MM)	140	140 ≤ ∆ ≤ 170	140 ≤ ∆ ≤ 170
		2013	2014	2014
		(jan/2013 - dec/2013)	(jan/2014 - dec/2014)	(jan/2014 - dec/2014)
Comgás	Number of Clients (thousand)	1,334	1,420 ≤ ∆ ≤ 1,450	1,420 ≤ ∆ ≤ 1,450
	Total Volume of Gas Sold (thousand cbm)	5,457	5,200 ≤ ∆ ≤ 5,700	5,200 ≤ ∆ ≤ 5,700
	EBITDA IFRS (R$MM)	1,338	1,300 ≤ ∆ ≤ 1,550	1,300 ≤ ∆ ≤ 1,550
	CAPEX (R$MM)	852	680 ≤ ∆ ≤ 780	680 ≤ ∆ ≤ 780

Earnings Release 2nd Quarter of Fiscal Year 2014

Disclaimer

This document contains forward-looking statements and estimates.  These forward-looking statements and estimates are solely forecasts and do not represent any guarantee of prospective results.  All stakeholders should know that these statements and estimates are and will be, depending on the case, subject to risks, uncertainties and factors related to the operations and business environment of Cosan and its subsidiaries, and therefore the actual results of these companies may significantly differ from the estimated or implied prospective results contained in such forward-looking statements and estimates.

Earnings Release 2nd Quarter of Fiscal Year 2014

E. Financial Statements

E.1 Cosan S/A Consolidated

Cosan Consolidated	2Q14	2Q13
Income Statement for the period	06/30/2014	06/30/2013
Net Operating Revenue	2,246,009	2,225,938
Gross Profit	700,934	626,076
Sales, general and administrative expenses	(380,131)	(324,947)
Other operating income (expenses), net	(66,197)	(19,631)
Financial revenue	73,320	57,716
Financial expenses	(317,125)	(213,153)
Foreign exchange variation	23,981	(309,760)
Derivative	(7,459)	149,934
Equity pick up	164,331	(32,360)
Income and Social Contribution Taxes	17,817	(77,023)
Equity attributable to non-controlling interests	(105,325)	(58,366)
Net Income from discontinued operations	-	0
Net Income (loss)	104,147	(201,514)

Cosan Consolidated	2Q14	1Q14
Balance Sheet	06/30/2014	03/31/2014
Cash and Cash Equivalents	1,321,395	1,472,480
Securities	194,432	120,875
Accounts Receivable	879,997	869,707
Inventories	303,675	269,594
Other Current Assets	931,618	866,883
Investments	8,754,360	8,566,180
Investment Property	2,244,310	2,263,356
Biological Assets	(0)	(0)
Property, Plant and Equipment	1,320,690	1,296,841
Intangible	10,151,170	10,081,690
Other Non-Current Assets	2,661,070	2,679,263
Total Assets	28,762,718	28,486,869

Loans and Financing	(7,011,660)	(8,722,463)
Suppliers	(926,995)	(825,409)
Salaries Payable	(89,908)	(68,099)
Other current liabilities	(518,845)	(642,667)
Other non-current liabilities	(6,419,391)	(4,514,591)
Net Equity	(13,795,920)	(13,713,640)
Total Liabilities	(28,762,718)	(28,486,869)

Earnings Release 2nd Quarter of Fiscal Year 2014

E.2 Raízen Combustiveis

Raízen Combustíveis	2Q14	2Q13
Income Statement for the period	06/30/2014	06/30/2013
Net Operating Revenue	13,684,833	11,778,509
Gross Profit	617,953	555,000
Sales, general and administrative expenses	(397,366)	(335,266)
Other operating income (expenses), net	76,669	79,927
Financial revenue	28,923	28,523
Financial expenses	(43,261)	(19,964)
Foreign exchange variation	20,132	(110,444)
Derivative	1,680	59,709
Equity pick up	2,078	-
Income and Social Contribution Taxes	(88,342)	(87,568)
Equity attributable to non-controlling interests	(7,547)	(5,131)
Net Income from discontinued operations	-	(0)
Net Income	210,919	164,786

Raízen Combustíveis	2Q14	1Q14
Balance Sheet	06/30/2014	03/31/2014
Cash and Cash Equivalents	327,591	566,606
Securities	-	-
Accounts Receivable	1,347,195	1,190,832
Inventories	1,113,864	941,982
Other Current Assets	570,884	557,552
Investments	257,789	255,711
Investment Property	-	-
Biological Assets	-	-
Property, Plant and Equipment	2,466,750	2,503,252
Intangible	4,207,272	4,092,153
Other Non-Current Assets	2,079,571	1,349,945
Total Assets	12,370,916	11,458,033

Loans and Financing	(781,553)	(815,209)
Suppliers	(424,170)	(777,950)
Salaries Payable	(98,013)	(86,164)
Other current liabilities	(1,388,866)	(718,443)
Other non-current liabilities	(2,850,368)	(2,456,469)
Net Equity	(6,827,946)	(6,603,799)
Total Liabilities	(12,370,916)	(11,458,033)

Earnings Release 2nd Quarter of Fiscal Year 2014

E.3 Raízen Energia

Raízen Energia	2Q14	2Q13
Income Statement for the period	06/30/2014	06/30/2013
Net Operating Revenue	1,686,294	1,478,260
Gross Profit	325,518	225,812
Sales, general and administrative expenses	(238,718)	(244,618)
Other operating income (expenses), net	(1,510)	9,153
Financial revenue	79,801	66,520
Financial expenses	(113,764)	(108,852)
Foreign exchange variation	51,162	(218,418)
Derivative	(3,697)	(85,583)
Equity pick up	(5,568)	(682)
Income and Social Contribution Taxes	18,713	119,555
Equity attributable to non-controlling interests	-	-
Net Income from discontinued operations	-	-
Net Income (loss)	111,937	(237,113)

Raízen Energia	2Q14	1Q14
Balance Sheet	06/30/2014	01/31/2014
Cash and Cash Equivalents	1,527,901	1,771,015
Securities	-	-
Accounts Receivable	494,499	356,004
Inventories	1,343,539	453,810
Other Current Assets	2,230,962	1,409,016
Investments	177,067	162,266
Investment Property	-	-
Biological Assets	1,976,809	2,036,693
Property, Plant and Equipment	10,215,505	10,322,749
Intangible	3,337,939	3,329,949
Other Non-Current Assets	1,762,808	1,418,139
Total Assets	23,067,029	21,259,641

Loans and Financing	(8,695,806)	(7,580,843)
Suppliers	(623,542)	(637,863)
Salaries Payable	(378,878)	(292,468)
Other current liabilities	(444,445)	(618,828)
Other non-current liabilities	(2,269,696)	(1,630,735)
Net Equity	(10,654,661)	(10,498,904)
Total Liabilities	(23,067,029)	(21,259,641)

Earnings Release 2nd Quarter of Fiscal Year 2014

E.4 Comgás

Comgás	2Q14	2Q13
Income Statement for the period	06/30/2014	06/30/2013
Net Operating Revenue	1,616,391	1,605,651
Gross Profit	525,116	426,227
Sales, general and administrative expenses	(234,455)	(196,829)
Other operating income (expenses), net	(815)	(5,133)
Financial revenue	23,026	10,090
Financial expenses	(70,770)	(54,917)
Foreign exchange variation	(3,106)	(106,488)
Derivative	3,647	94,503
Equity pick up	-	-
Income and Social Contribution Taxes	(83,012)	(57,016)
Equity attributable to non-controlling interests	-	-
Net Income from discontinued operations	-	-
Net Income (loss)	159,631	110,437

Comgás	2Q14	1Q14
Balance Sheet	06/30/2014	03/31/2014
Cash and Cash Equivalents	857,414	783,560
Securities	-	-
Accounts Receivable	631,623	592,520
Inventories	112,862	116,527
Other Current Assets	216,455	237,879
Investments	-	-
Investment Property	-	-
Biological Assets	-	-
Property, Plant and Equipment	-	-
Intangible	8,518,022	8,486,121
Other Non-Current Assets	285,864	325,473
Total Assets	10,622,239	10,542,080

Loans and Financing	(2,981,806)	(2,964,239)
Suppliers	(740,343)	(727,212)
Salaries Payable	(42,978)	(35,873)
Other current liabilities	(142,061)	(300,472)
Other non-current liabilities	(947,652)	(905,865)
Net Equity	(5,767,400)	(5,608,419)
Total Liabilities	(10,622,239)	(10,542,080)

Earnings Release 2nd Quarter of Fiscal Year 2014

E.5 Rumo

Rumo	2Q14	2Q13
Income Statement for the period	06/30/2014	06/30/2013
Net Operating Revenue	190,481	214,337
Gross Profit	61,912	83,289
Sales, general and administrative expenses	(22,764)	(17,728)
Other operating income (expenses), net	(8,182)	183
Financial revenue	9,907	14,113
Financial expenses	(33,978)	(7,404)
Foreign exchange variation	169	140
Equity pick up	0	0
Income and Social Contribution Taxes	(2,434)	(25,721)
Equity attributable to non-controlling interests	149	(59)
Net Income (loss)	4,779	46,814

Rumo	2Q14	1Q14
Balance Sheet	06/30/2014	06331/2013
Cash and Cash Equivalents	222,370	462,982
Securities	-	0
Accounts Receivable	29,179	26,551
Inventories	5,311	5,250
Other Current Assets	32,580	28,782
Investments	(0)	(0)
Property, Plant and Equipment	1,036,862	1,021,712
Intangible	784,922	739,302
Other Non-Current Assets	334,024	270,994
Total Assets	2,445,247	2,555,573

Loans and Financing	(664,308)	(688,916)
Suppliers	(83,385)	(57,227)
Salaries Payable	(11,516)	(7,965)
Other current liabilities	(173,797)	(338,549)
Other non-current liabilities	(213,578)	(207,141)
Net Equity	(1,298,664)	(1,255,775)
Total Liabilities	(2,445,247)	(2,555,573)

Earnings Release 2nd Quarter of Fiscal Year 2014

E.6 Cosan Lubrificantes

Cosan Lubrificantes	2Q14	2Q13
Income Statement for the period	06/30/2014	06/30/2013
Net Operating Revenue	403,946	386,057
Gross Profit	88,800	102,725
Sales, general and administrative expenses	(82,286)	(74,408)
Other operating income (expenses), net	(240)	(5,576)
Financial revenue	1,784	19,271
Financial expenses	(7,473)	(15,338)
Foreign exchange variation	35,906	(9,140)
Derivative	(8,293)	520
Equity pick up	(2,041)	-
Income and Social Contribution Taxes	(10,440)	(6,847)
Equity attributable to non-controlling interests	-	-
Net Income from discontinued operations	-	-
Net Income (loss)	15,717	11,207

Cosan Lubrificantes	2Q14	1Q14
Balance Sheet	06/30/2014	03/31/2014
Cash and Cash Equivalents	30,991	72,124
Securities	0	-
Accounts Receivable	205,173	197,946
Inventories	185,502	147,816
Other Current Assets	46,955	44,715
Investments	15,783	13,592
Investment Property	-	-
Biological Assets	-	-
Property, Plant and Equipment	209,186	198,289
Intangible	841,385	852,997
Other Non-Current Assets	633,427	(110,068)
Total Assets	2,168,400	1,417,410

Loans and Financing	(203,863)	(206,503)
Suppliers	(99,228)	(38,889)
Salaries Payable	(13,501)	(9,674)
Other current liabilities	(72,294)	(102,057)
Other non-current liabilities	(1,507,210)	(242,477)
Net Equity	(272,305)	(817,810)
Total Liabilities	(2,168,400)	(1,417,410)

Earnings Release 2nd Quarter of Fiscal Year 2014

E.7 Radar

Radar	2Q14	2Q13
Income Statement for the period	06/30/2014	06/30/2013
Net Operating Revenue	35,192	19,880
Gross Profit	25,108	13,823
Sales, general and administrative expenses	(8,496)	(4,998)
Other operating income (expenses), net	67,909	8,981
Financial revenue	2,442	939
Financial expenses	(296)	(232)
Foreign exchange variation	-	(0)
Derivative	-	-
Equity pick up	-	29
Income and Social Contribution Taxes	(5,113)	(1,135)
Equity attributable to non-controlling interests	-	-
Net Income from discontinued operations	-	-
Net Income	81,554	17,407

Radar	2Q14	1Q14
Balance Sheet	06/30/2014	03/31/2014
Cash and Cash Equivalents	498	7,968
Securities	129,432	120,875
Accounts Receivable	14,020	51,402
Inventories	-	-
Other Current Assets	363,888	285,266
Investments	0	0
Investment Property	2,244,310	2,263,356
Biological Assets	-	-
Property, Plant and Equipment	10,960	10,999
Intangible	94	83
Other Non-Current Assets	5,335	4,499
Total Assets	2,768,538	2,744,449

Loans and Financing	-	-
Suppliers	(846)	(766)
Salaries Payable	(9,293)	(6,366)
Other current liabilities	(17,960)	(30,414)
Other non-current liabilities	(86,566)	(84,207)
Net Equity	(2,653,873)	(2,622,696)
Total Liabilities	(2,768,538)	(2,744,449)

Earnings Release 2nd Quarter of Fiscal Year 2014

E.8 Other Businesses

Cosan other business	2Q14	2Q13
Income Statement for the period	06/30/2014	06/30/2013
Net Operating Revenue	(2)	12
Gross Profit	(2)	12
Sales, general and administrative expenses	(32,129)	(30,985)
Other operating income (expenses), net	(124,869)	(18,086)
Financial revenue	39,148	16,122
Financial expenses	(207,595)	(138,081)
Foreign exchange variation	(8,988)	(194,272)
Derivative	(2,813)	54,911
Equity pick up	299,263	78,396
Income and Social Contribution Taxes	118,816	13,695
Equity attributable to non-controlling interests	-	-
Net Income from discontinued operations	-	-
Net Income (loss)	80,831	(218,288)

Cosan other business	2Q14	1Q14
Balance Sheet	06/30/2014	03/31/2014
Cash and Cash Equivalents	210,123	145,846
Securities	65,000	-
Accounts Receivable	1	1,047
Inventories	1	1
Other Current Assets	383,303	623,729
Investments	14,870,851	14,545,861
Investment Property	-	-
Biological Assets	(0)	(0)
Property, Plant and Equipment	63,683	58,730
Intangible	6,748	3,187
Other Non-Current Assets	1,794,826	1,847,305
Total Assets	17,394,536	17,225,705

Loans and Financing	(3,161,683)	(4,862,806)
Suppliers	(3,193)	(1,315)
Salaries Payable	(12,620)	(8,221)
Other current liabilities	(231,266)	(226,855)
Other non-current liabilities	(4,049,820)	(2,186,128)
Net Equity	(9,935,952)	(9,940,380)
Total Liabilities	(17,394,536)	(17,225,705)

Earnings Release 2nd Quarter of Fiscal Year 2014

F. Financial Statements including Raízen

F.1 Cosan S/A Consolidated including Raízen

Cosan Profoma Consolidated	2Q14	2Q13
Income Statement for the period	06/30/2014	06/30/2013
Net Operating Revenue	9,595,743	8,765,700
Gross Profit	1,172,670	1,016,482
Sales, general and administrative expenses	(698,173)	(614,889)
Other operating income (expenses), net	(28,618)	24,909
Financial revenue	127,682	105,237
Financial expenses	(395,637)	(277,561)
Foreign exchange variation	59,628	(474,191)
Derivative	(8,467)	136,997
Equity pick up	1,158	3,463
Income and Social Contribution Taxes	(16,998)	(61,030)
Equity attributable to non-controlling interests	(109,098)	(60,931)
Net Income from discontinued operations	(0)	(0)
Net Income (loss)	104,147	(201,514)

Cosan Profoma Consolidated	2Q14	1Q14
Balance Sheet	06/30/2014	03/31/2014
Cash and Cash Equivalents	2,249,141	2,641,291
Securities	194,432	120,875
Accounts Receivable	1,800,844	1,643,125
Inventories	1,519,386	954,499
Other Current Assets	1,854,216	1,718,233
Investments	308,559	296,326
Investment Property	2,244,310	2,263,356
Biological Assets	988,404	1,018,346
Property, Plant and Equipment	7,653,322	7,701,344
Intangible	13,923,776	13,792,742
Other Non-Current Assets	3,806,860	3,669,957
Total Assets	36,543,251	35,820,094

Loans and Financing	(11,750,340)	(12,920,488)
Suppliers	(1,450,851)	(1,533,315)
Salaries Payable	(328,353)	(257,415)
Other current liabilities	(957,121)	(1,179,314)
Other non-current liabilities	(8,199,660)	(6,160,483)
Net Equity	(13,856,926)	(13,769,078)
Total Liabilities	(36,543,251)	(35,820,094)

Item 2

Cosan Limited Consolidated interim financial statements at June 30, 2014 and report of independent registered public accounting firm

Cosan Limited

Consolidated interim financial statements

For the six months ended June 30, 2014 and 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Cosan Limited

Introduction

We have reviewed the consolidated interim accounting information of Cosan Limited, included in the Quarterly Information Form (ITR) for the quarter ended June 30, 2014, comprising the balance sheet at that date and the statements of income and comprehensive income for the quarter and six-month periods then ended, and the statements of changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the consolidated interim accounting information in accordance with the International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the consolidated interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Campinas, Brazil
August 13, 2014.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 “F”

Marcos Roberto Sponchiado
Contador CRC 1SP175536/O-5

Cosan Limited

Consolidated statement of financial position
June 30, 2014 and December 31, 2013
(In thousands of Brazilian Reais - R$)

			December 31,
	Note	June 30, 2014	2013
Assets
Cash and cash equivalents	4	1,340,435	1,509,565
Investment securities		194,432	87,978
Trade receivables	5	879,997	844,483
Inventories		303,675	311,980
Derivative financial instruments	24	9,168	-
Receivables from related parties	7	52,581	46,788
Income tax receivable		33,522	56,340
Other current tax receivable		76,607	85,433
Other financial assets	6	66,088	63,054
Dividends receivable		128,702	26,350
Other assets		200,479	217,927
		3,285,686	3,249,898
Assets held for sale	10	347,894	314,104
Current assets		3,633,580	3,564,002
Trade receivables	5	320,223	238,460
Deferred tax assets	16	251,391	232,188
Receivables from related parties	7	398,587	504,481
Income tax receivable		28,197	49,268
Other non-current tax receivable		16,913	18,366
Judicial deposits	17	389,028	361,554
Other financial assets	6	422,888	407,107
Derivative financial instruments	24	342,601	513,934
Other non-current asset		491,242	493,340
Equity method investments	8	107,401	103,316
Investment in joint ventures	9	8,646,959	8,498,259
Investment property	10	2,244,310	2,281,509
Property, plant and equipment	11	1,320,690	1,271,910
Intangible assets	12	10,151,170	10,078,040
Non-current assets		25,131,600	25,051,732
Total assets		28,765,180	28,615,734

The accompanying notes are an integral part of these consolidated interim financial statements.

Cosan Limited

Consolidated statement of financial position
June 30, 2014 and December 31, 2013
(In thousands of Brazilian Reais - R$)

			December 31,
	Note	June 30, 2014	2013
Liabilities
Loans and borrowings	13	617,979	1,050,862
Derivative financial instruments	24	65,215	50,879
Trade payables	14	926,995	862,429
Employee benefits payable		89,908	103,296
Income tax payable		8,543	28,143
Other current tax payable	15	178,915	199,056
Dividends payable		27,149	92,759
Payables to related parties	7	92,823	105,463
Other current liabilities		146,082	157,806
Current liabilities		2,153,609	2,650,693
Loans and borrowings	13	6,654,253	8,042,094
Derivative financial instruments	24	201,193	280,462
Other non-current tax payable	15	1,010,948	1,010,767
Provision for legal proceedings	17	652,977	722,458
Pension and post-employment benefits	26	351,697	339,135
Deferred tax liabilities	16	1,674,647	1,698,622
Preferred shareholders payable in subsidiaries	18	2,001,702	-
Other non-current liabilities		526,225	551,739
Non-current liabilities		13,073,642	12,645,277
Total liabilities		15,227,251	15,295,970
Equity	19
Share capital		5,328	5,328
Additional paid in capital		3,812,232	3,828,858
Other comprehensive income		(94,223)	(84,887)
Retained earnings		2,224,457	2,136,975
Equity attributable to:
Owners of the Company		5,947,794	5,886,274
Non-controlling interests	8	7,590,135	7,433,490
Total equity		13,537,929	13,319,764
Total equity and liabilities		28,765,180	28,615,734

The accompanying notes are an integral part of these consolidated interim financial statements.

Cosan Limited

Consolidated statement of profit or loss and other comprehensive income
For the six months ended June 30, 2014 and 2013
(In thousands of Brazilian Reais – R$, except earnings per share)

					January 1,
		April 1, 2014 to	January 1, 2014	April 1, 2013 to	2013 to June
	Note	June 30, 2014	to June 30, 2014	June 30, 2013	30, 2013
Net sales	21	2,246,009	4,403,195	2,225,938	4,215,148
Cost of sales		(1,545,075)	(3,065,869)	(1,599,862)	(2,985,298)
Gross profit		700,934	1,337,326	626,076	1,229,850
Selling expenses		(224,284)	(430,904)	(179,803)	(378,282)
General and administrative expenses		(170,408)	(317,985)	(145,900)	(284,967)
Other income (expense), net	23	(66,197)	(98,989)	(19,630)	52,232
Operating (expense) income		(460,889)	(847,878)	(345,333)	(611,017)
Income before financial results, equity in income of associates and income taxes		240,045	489,448	280,743	618,833
Equity in income of investees
Equity in income of associates	8	1,858	667	3,800	2,331
Equity in income of jointly controlled entity	9	162,473	385,465	(36,160)	57,918
		164,331	386,132	(32,360)	60,249
Financial results	22
Finance expense		(321,994)	(507,459)	(215,617)	(449,617)
Finance income		74,420	122,771	57,730	117,271
Foreign exchange gain (losses), net		20,822	96,559	(309,837)	(309,907)
Derivatives		(12,106)	(73,187)	149,934	144,612
		(238,858)	(361,316)	(317,790)	(497,641)
Profit (loss) before taxes		165,518	514,264	(69,407)	181,441
Income taxes expenses	16
Current		(35,688)	(66,227)	(25,603)	(53,339)
Deferred		53,504	24,482	(51,421)	(42,350)
		17,816	(41,745)	(77,024)	(95,689)
Profit (loss) from continuing operations		183,334	472,519	(146,431)	85,752
Loss from discontinued operations, net of tax		-	-	-	(3,369)
Profit (loss) for the period		183,334	472,519	(146,431)	82,383
Other comprehensive income
Items that will not be
reclassified to profit or loss:
Actuarial loss on defined benefit plan		(1,058)	(1,417)	(1,688)	(53,941)
Taxes on items that will not be
reclassified to profit or loss		360	482	574	18,340
		(698)	(935)	(1,114)	(35,601)
Items that may be
reclassified to profit or loss:
Foreign currency translation effect		6,687	3,164	(9,023)	(3,456)
Gain (losses) on cash flow
hedge in jointly controlled entity		33,027	(41,380)	10,947	(1,388)
Changes in fair value of
available for sale securities		1,635	2,547	3,843	14,271
Taxes on items that may be reclassified
subsequently to profit or loss		(11,785)	13,203	(5,029)	(4,380)
		29,564	(22,466)	738	5,047
Other comprehensive income
(loss) for the period, net of tax		28,866	(23,401)	(376)	(30,554)
Total comprehensive income for the period		212,200	449,118	(146,807)	51,829

Cosan Limited

Consolidated statement of profit or loss and other comprehensive income
For the six months ended June 30, 2014 and 2013
(In thousands of Brazilian Reais – R$, except earnings per share)

					January 1,
		April 1, 2014 to	January 1, 2014	April 1, 2013 to	2013 to June
	Note	June 30, 2014	to June 30, 2014	June 30, 2013	30, 2013
Profit (loss) attributable to:
Owners of the Company (including
discontinued operations)		38,748	179,553	(128,831)	(40,467)
Non-controlling interests		144,586	292,966	(17,600)	122,850
Total comprehensive income attributable to:
Owners of the Company		59,392	170,217	(133,891)	(66,337)
Non-controlling interests		152,808	278,901	(12,916)	118,166
Basic earnings per share	20
Continuing operations		R$ 0.15	R$ 0.68	(R$ 0.54)	(R$ 0.21)
Discontinued operations		-	-	-	(R$ 0.01)
		R$ 0.15	R$ 0.68	(R$ 0.54)	(R$ 0.22)
Diluted earnings per share	20
Continuing operations		R$ 0.06	R$ 0.51	(R$ 0.41)	(R$ 0.21)
Discontinued operations		-	-	-	(R$ 0.01)
		R$ 0.06	R$ 0.51	(R$ 0.41)	(R$ 0.22)

The accompanying notes are an integral part of these consolidated interim financial statements.

Cosan Limited

Statement of changes in shareholders’ equity
For the six months ended June 30, 2014 and 2013
(In thousands of Brazilian Reais - R$)

		Capital reserve
	Share capital	Additional paid in capital	Other comprehensive income (loss)	Retained earnings	Equity attributable to owners of the Company	Non- controlling interests	Total equity
At January 1, 2014	5,328	3,828,858	(84,887)	2,136,975	5,886,274	7,433,490	13,319,764
Profit for the period	-	-	-	179,553	179,553	292,966	472,519
Other comprehensive income
Foreign currency translation effects	-	-	7,697	-	7,697	(4,533)	3,164
Loss on cash flow hedge in jointly controlled entity	-	-	(17,015)	-	(17,015)	(10,296)	(27,311)
Actuarial gain on defined benefit plan	-	-	(372)	-	(372)	(563)	(935)
Changes in fair value of available for sale securities	-	-	354	-	354	1,327	1,681
Total comprehensive income for the period	-	-	(9,336)	179,553	170,217	278,901	449,118
Contributions by and distributions to owners of the Company
Share options exercised	-	3,055	-	-	3,055	1,849	4,904
Dividends - non-controlling interests	-	458	-	-	458	-	458
Share based compensation	-	3,194	-	-	3,194	1,932	5,126
Dividends	-	-	-	(92,071)	(92,071)	(115,433)	(207,504)
Total contributions by and distributions to owners of the Company	-	6,707	-	(92,071)	(85,364)	(111,652)	(197,016)
Transactions with owners of the Company
Acquisition of non-controlling interest	-	(820)	-	-	(820)	3,018	2,198
Acquisition cost of the preferred shares of subsidiaries	-	(22,513)	-	-	(22,513)	(13,622)	(36,135)
Total transactions with owners of the Company	-	(23,333)	-	-	(23,333)	(10,604)	(33,937)
At June 30, 2014	5,328	3,812,232	(94,223)	2,224,457	5,947,794	7,590,135	13,537,929

Cosan Limited

Statement of changes in shareholders’ equity
For the six months ended June 30, 2014 and 2013
(In thousands of Brazilian Reais - R$)

		Capital reserve
	Share capital	Additional paid in capital	Other comprehensive income (loss)	Retained earnings	Equity attributable to owners of the Company	Non- controlling interests	Total equity
At January 1, 2013	5,328	3,778,022	(38,096)	2,105,688	5,850,942	7,330,986	13,181,928
Profit (loss) for the period	-	-	-	(40,468)	(40,468)	122,849	82,381
Other comprehensive income
Foreign currency translation effects	-	-	(4,960)	-	(4,960)	1,504	(3,456)
Loss on cash flow hedge in jointly controlled entity	-	-	(571)	-	(571)	(345)	(916)
Actuarial gain on defined benefit plan	-	-	(22,025)	-	(22,025)	(13,576)	(35,601)
Changes in fair value of available for sale securities	-	-	1,686	-	1,686	7,733	9,419
Total comprehensive income for the period	-	-	(25,870)	(40,468)	(66,338)	118,165	51,827
Contributions by and distributions to owners of the Company
Share options exercised	-	5,040	-	-	5,040	3,049	8,089
Dividends - non-controlling interests	-	647	-	-	647	-	647
Share based compensation	-	3,412	-	-	3,412	2,065	5,477
Dividends	-	-	-	-	-	(122,468)	(122,468)
Total contributions by and distributions to owners of the Company	-	9,099	-	-	9,099	(117,354)	(108,255)
Transactions with owners of the Company
Corporate reorganization - Raízen Group	-	(3,927)	-	-	(3,927)	(2,379)	(6,306)
Acquisition of treasury shares	-	(16,011)	-	-	(16,011)	(9,688)	(25,699)
Business combination - COMGÁS	-	78,811	-	-	78,811	19,192	98,003
Business combination - Radar	-	569	-	-	569	(205,705)	(205,136)
Total transactions with owners of the Company	-	59,442	-	-	59,442	(198,580)	(139,138)
At June 30, 2013	5,328	3,846,563	(63,966)	2,065,220	5,853,145	7,133,217	12,986,362

The accompanying notes are an integral part of these consolidated interim financial statements.

Cosan Limited

Consolidated statement of cash flows
For the six months ended June 30, 2014 and 2013
(In thousands of Brazilian Reais - R$)

		April 1, 2014 to	January 1, 2014	April 1, 2013 to	January 1, 2013
	Note	June 30, 2014	to June 30, 2014	June 30, 2013	to June 30, 2013
Cash flows from operating activities
Profit (loss) before taxes		165,518	514,264	(69,407)	181,441
Adjustments for:
Depreciation and amortization	11 / 12	170,621	330,999	127,108	286,460
Equity in income of investees	8	(1,855)	(667)	(3,800)	(2,332)
Equity in income of jointly controlled entity	9	(162,475)	(385,465)	36,160	(57,917)
Gain on disposal of assets		2,754	4,806	5,146	12,157
Share-based compensation expense		2,563	5,126	2,153	5,475
Change in fair value of investment property	10	(63,136)	(44,983)	(7,665)	(60,526)
Change in fair value of assets held for sale	10	(4,767)	-	-	-
Provision for judicial demands		7,739	26,230	25,085	41,268
Indexation charges, interest and
exchange gains/losses, net		238,979	388,300	359,933	514,920
Other		27,855	45,823	5,442	13,254
		383,796	884,433	480,155	934,200
Changes in:
Trade receivables		(71,333)	(129,754)	(159,774)	(208,462)
Investment securities		(71,227)	(100,277)	-	-
Restricted cash		-	-	18,220	3,944
Inventories		(34,077)	7,546	4,509	16,185
Recoverable taxes		35,789	36,455	(40,786)	(34,524)
Related parties		2,056	(50,595)	(12,483)	(16,218)
Trade payables		142,207	58,271	192,097	264,840
Employee benefits		2,025	(42,658)	10,839	(32,749)
Provision for judicial demands		(1,403)	(7,998)	(94,342)	(95,428)
Income and other taxes		(74,248)	(132,006)	(36,425)	(228,662)
Other		(53,143)	(18,513)	(6,059)	(164,668)
		(123,354)	(379,529)	(124,204)	(495,742)
Net cash generated by operating activities		260,442	504,904	355,951	438,458
Cash flows from investing activities
Capital contribution in associates		(5,723)	(12,667)	(59,588)	(66,546)
Dividends received from investees		1,938	1,938	-	-
Dividends received from jointly controlled entity		-	197,000	-	345,290
Acquisition of property, plant and
equipment and intangible assets	11 / 12	(266,641)	(458,810)	(298,166)	(549,526)
Proceeds from sale of property, plant
and equipment, intangible and investments		696	796	65,350	118,656
Net cash used in investing activities		(269,730)	(271,743)	(292,404)	(152,126)
Cash flows from financing activities
Loans and borrowings raised		635,457	826,607	148,942	2,698,187
Payment of principal and interest
on loans and borrowings		(2,513,677)	(2,930,545)	(265,462)	(2,820,767)
Raising through of the preferred shares		2,000,000	2,000,000	-	-
Derivative financial instruments		(5,278)	(36,275)	24,408	24,408
Dividends paid		(272,058)	(272,058)	-	(149,430)
Treasury shares		-	-	(25,700)	(25,703)
Proceeds from exercise of share options		311	4,903	5,998	8,088
Net cash used in financing activities		(155,245)	(407,368)	(111,814)	(265,217)
(Decrease) increase in cash
and cash equivalents		(164,533)	(174,207)	(48,267)	21,115
Cash and cash equivalents at
the beginning of the period		1,505,327	1,509,565	1,544,072	1,469,974
Effect of exchange rate fluctuations on cash held		(359)	5,077	(359)	4,357
Cash and cash equivalents at
the ended of the period		1,340,435	1,340,435	1,495,446	1,495,446
Supplemental cash flow information
Interest paid		175,145	491,106	77,930	120,046
Income taxes paid		54,415	82,289	50,747	214,146

The accompanying notes are an integral part of these consolidated interim financial statements.

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

1	Operations

Cosan Limited (“Cosan”) was incorporated in Bermuda on April 30, 2007. Cosan’s class A common shares are traded on the New York Stock Exchange (NYSE – CZZ). The BDRs (Brazilian Depositary Receipts) representing Cosan’s class A common shares are listed on the Brazilian Stock Exchange (BM&FBovespa – CZLT33). Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan. Cosan controls Cosan S.A. Indústria e Comércio (“Cosan S.A.”) and its subsidiaries with a 62.30 % interest. Cosan, Cosan S.A. and its subsidiaries are collectively referred to as the “Company”.

The Company’s primary activities are in the following business segments: (i) Piped natural gas distribution to part of the State of São Paulo through its subsidiary Companhia de Gás de São Paulo – COMGÁS (“COMGÁS”); (ii) Logistics services including transportation, port loading and storage of sugar, through its subsidiary Rumo Logística Operadora Multimodal S.A. (“Rumo”); (iii) Purchase, sale and leasing of agricultural land through its subsidiary, Radar Propriedades Agrícolas S.A. (“Radar”); (iv) Production and distribution of lubricants under the Mobil licensed trademark in Brazil, Bolivia, Uruguay and Paraguay, in addition to the European and Asian market using the Comma brand and corporate activities; and (v) other investments, in addition to the corporate structures of the Company (“Cosan’s other business”).

The Company also holds interests in two jointly controlled entities (“Joint Ventures” or “JVs”): (i) Raízen Combustíveis S.A. (“Raízen Combustíveis”), fuel distribution business, and (ii) Raízen Energia S.A. (“Raízen Energia”), production and marketing of sugar, ethanol and energy cogeneration, produced from sugar cane bagasse. Cosan and Royal Dutch Shell (“Shell”) share control of the two entities, where each owns 50% of the economic control. As from the adoption of IFRS 11 in fiscal year ended December 31, 2013, these investments are accounted for under the equity method.

The Annual General Shareholders' Meeting held on July 31, 2013, approved a fiscal year end change from March 31st to December 31st. This change was driven by changes in the Company’s investment portfolio, in which other businesses that do not use the harvest year (March 31st) have become more significant. With this change, the Company‟s fiscal year begins on January 1st and ends on December 31st. These consolidated financial statements are for the six months ended June 30, 2014.

2	Basis of preparation

2.1	Statement of compliance

The interim consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). They do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2013.

These interim consolidated financial statements were authorized for issue by the Board of Directors on August 8, 2014.

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

2.2	Basis of consolidation

The consolidated financial statements include the accounts of Cosan and its subsidiaries. Cosan‟s subsidiaries are listed below:

	Ownership percentage
	June 30,	December
	2014	31, 2013
Directly owned subsidiary
_Cosan S.A.	62.30	62.30
Interest of Cosan S.A. in its subsidiaries
Administração de Participações Aguassanta Ltda.(1)	-	65.00
Águas da Ponte Alta S.A.	65.00	65.00
Bioinvestments Negócios e Participações S.A.	65.00	65.00
Comma Oil Chemicals	100.00	100.00
Companhia de Gás de São Paulo - COMGÁS	60.69	60.05
Cosan Biomassa S.A.	100.00	100.00
Cosan Cayman II Limited	100.00	100.00
Cosan Global Limited	100.00	100.00
Cosan Infraestrutura S.A.	100.00	100.00
Cosan Investimentos e Participações S.A.	100.00	100.00
Cosan Lubes Investments Limited	100.00	100.00
Cosan Lubrificantes e Especialidades S.A.	100.00	100.00
Cosan Luxembourg S.A.	100.00	100.00
Cosan Overseas Limited	100.00	100.00
Cosan US, Inc.	100.00	100.00
Logispot Armazéns Gerais S.A.(2)	38.25	38.25
Nova Agrícola Ponte Alta S.A.	29.50	29.50
Nova Amaralina S.A. Propriedades Agrícolas	29.50	29.50
Nova Santa Barbara Agrícola S.A.	29.50	29.50
Novo Rumo Logística S.A.	100.00	100.00
Pasadena Empreendimentos e Participações S.A.	100.00	100.00
Proud Participações S.A.	65.00	65.00
Radar II Propriedades Agrícolas S.A.	65.00	65.00
Radar Propriedades Agrícolas S.A.	29.50	29.50
Rumo Logística Operadora Multimodal S.A.	75.00	75.00
Cosan Paraguay S.A.	100.00	100.00
Terras da Ponte Alta S.A.	29.50	29.50
Vale da Ponte Alta S.A.	65.00	65.00

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(1)	Incorporated in March 2014;
(2)	Cosan has control over this subsidiary through an interest of 51% held by Rumo.

2.3	New standards and interpretations not yet adopted

New standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2014, and have not been applied in preparing these interim consolidated financial statements. None of these is expected to have a significant effect on the interim consolidated financial statements of the Company, except the following set out below:

I.
IFRS 9, „Financial instruments‟, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Company is yet to assess IFRS 9‟s full impact. The

Company will also consider the impact of the remaining phases of IFRS 9 when completed by the Board.

II.
On 28 May 2014, was issued the IFRS 15 – Revenue from Contracts with Customers which outlines a single comprehensive model of accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, which is found currently across several standards and Interpretations within IFRSs. The core principle is that an entity recognizes revenue to reflect the transfer of goods or services, measured as the amount to which the entity expects to be entitled in exchange for those goods or services. However, the new Standard does not apply to transactions that are instead within the scope of leasing standard.

The new standard is effective for reporting periods beginning on or after 1 January 2017, with earlier application permitted. Entities can choose to apply the Standard retrospectively our use a modified approach in the year of application. The Company is evaluating the impact of this new standard on the financial statements.

3	Operating segments

Segment information

The following segment information is based on the information used by Cosan's senior management to assess the performance of the operating segments and to make decisions with regards to the allocation of resources. This information is prepared on a consistent basis with the accounting policies used in the

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

preparation of the consolidated financial statements. Cosan evaluates operating performance based on the measure of EBITDA. A reconciliation of EBITDA to profit (loss) of the period is presented below.

Operating segments

I.
Raízen Energia: production and marketing of a variety of products derived from sugar cane, including raw sugar (VHP), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugarcane bagasse. In addition, this segment holds interests in companies engaged in research and development on new technology;

II.	Raízen Combustíveis: distribution and marketing of fuels, mainly through a network of service stations under the brand "Shell" throughout Brazil;

III.
COMGÁS: distribution of piped natural gas to part of the State of São Paulo (approximately 180 municipalities, including the region called Greater São Paulo) to customers in the industrial, residential, commercial, automotive, thermogeneration and cogeneration sectors;

IV.	Rumo: logistics services for transport, storage and port loading of commodities, mainly for sugar products;

V.	Radar: management, buying, selling and leasing of agricultural;

VI.
Lubricants: production and distribution of lubricants under the Mobil brand in Brazil, Bolivia, Uruguay and Paraguay, as well as European and Asian market with a Comma trademark; Following the adoption of IFRS 11, whereby the Company no longer proportionally consolidates the results of Raízen Energia and Raízen Combustíveis, the Lubricants segment met the quantitative thresholds to be separately reportable, and the comparative segment information has been restated;

VII.	Cosan´s others business: other investments, in addition to the corporate activities of the Company.

The segments Raízen Energia and Raízen Combustíveis are equity accounted for under the equity method and not consolidated in these interim consolidated financial statements. However, the Company’s senior management continues to review segment information of 100% of the results of these segments and a reconciliation of these segments to the entity’s financial information is presented in the column “Joint Venture deconsolidation”.

The following assets and statement of profit or loss selected information by segment was prepared on the same basis as the accounting practices used in the preparation of consolidated information:

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	April 1, 2014 to June 30, 2014
	Raízen Energia	Raízen Combustíveis	COMGÁS	Rumo	Radar	Lubricants	Cosan’s other business	Deconsolidated effects IFRS 11	Segment elimination	Consolidated
Statement of income:
Net sales	1,686,295	13,684,833	1,616,390	190,481	35,194	403,946	(2)	(15,371,128)	-	2,246,009
Domestic market	804,045	13,684,833	1,616,390	156,758	35,194	333,431	(2)	(14,488,878)	-	2,141,771
External market	882,250	-	-	33,723	-	70,515	-	(882,250)	-	104,238
Gross profit	325,518	617,953	525,116	61,912	25,108	88,800	(2)	(943,471)	-	700,934
Selling, general and administrative expenses	(238,718)	(397,366)	(234,455)	(22,764)	(8,496)	(82,286)	(46,691)	636,084	-	(394,692)
Other income (expenses), net	(1,510)	76,669	(815)	(8,182)	67,909	(240)	(124,869)	(75,159)	-	(66,197)
Financial income	79,801	28,923	23,026	9,907	2,442	1,784	40,248	(108,724)	(2,987)	74,420
Financial expense	(113,764)	(43,261)	(70,770)	(33,978)	(296)	(7,473)	(212,464)	157,025	2,987	(321,994)
Foreign exchange gain (losses), net	51,162	20,132	(3,106)	169	-	35,906	(12,147)	(71,294)	-	20,822
Derivatives	(3,697)	1,680	3,647	-	-	(8,293)	(7,460)	2,017	-	(12,106)
Equity in income of associates	(5,568)	2,078	-	-	-	(2,041)	136,790	3,490	(132,891)	1,858
Equity in income of jointly controlled entily	-	-	-	-	-	-	162,473	-	-	162,473
Income taxes expenses	18,713	(88,342)	(83,012)	(2,434)	(5,113)	(10,440)	118,815	69,629	-	17,816
Profit (loss) for the period	111,937	218,466	159,631	4,630	81,554	15,717	54,693	(330,403)	(132,891)	183,334
Other selected data:
Depreciation and amortization	398,562	128,842	129,663	23,013	242	16,830	873	(527,404)	-	170,621
EBITDA	478,284	428,176	419,509	53,979	84,763	21,063	128,574	(906,460)	(132,891)	574,997
Acquisition of property, plant and equipment and intangible assets	566,641	128,790	164,256	83,782	215	9,002	9,386	(695,431)	-	266,641
Reconciliation of EBITDA
Profit (loss) for the period	111,937	218,466	159,631	4,630	81,554	15,717	54,693	(330,403)	(132,891)	183,334
Income taxes expenses	(18,713)	88,342	83,012	2,434	5,113	10,440	(118,815)	(69,629)	-	(17,816)
Financial results, net	(13,502)	(7,474)	47,203	23,902	(2,146)	(21,924)	191,823	20,976	-	238,858
Depreciation and amortization	398,562	128,842	129,663	23,013	242	16,830	873	(527,404)	-	170,621
EBITDA	478,284	428,176	419,509	53,979	84,763	21,063	128,574	(906,460)	(132,891)	574,997

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	January 1, 2014 to June 30, 2014
	Raízen Energia	Raízen Combustíveis	COMGÁS	Rumo	Radar	Lubricants	Cosan's other business	Deconsolidated effects IFRS 11	Segment elimination	Consolidated
Statement of income:
Net sales	4,291,128	26,695,789	3,133,770	398,415	98,744	772,215	51	(30,986,917)	-	4,403,195
Domestic market	1,796,967	26,695,789	3,133,770	335,688	98,744	631,009	51	(28,492,756)	-	4,199,262
External market	2,494,161	-	-	62,727	-	141,206	-	(2,494,161)	-	203,933
Gross profit	817,391	1,288,248	973,527	146,315	50,352	167,072	60	(2,105,639)	-	1,337,326
Selling, general and administrative expenses	(542,276)	(785,969)	(451,917)	(42,738)	(16,846)	(155,943)	(81,445)	1,328,245	-	(748,889)
Other income (expenses), net	58,659	178,429	(7,927)	(1,481)	44,864	170	(134,615)	(237,088)	-	(98,989)
Financial income	145,712	46,590	38,485	22,134	5,855	1,577	60,822	(192,302)	(6,102)	122,771
Financial expense	(242,162)	(63,305)	(142,160)	(42,464)	(564)	35,210	(363,583)	305,467	6,102	(507,459)
Foreign exchange gain (losses), net	129,946	53,014	32,160	282	-	25,917	38,200	(182,960)	-	96,559
Derivatives	44,432	(28,164)	(32,238)	-	-	(15,514)	(25,435)	(16,268)	-	(73,187)
Equity in income of associates	(15,931)	7,332	-	-	-	(3,339)	283,611	8,599	(279,605)	667
Equity in income of jointly controlled entily	-	-	-	-	-	-	385,465	-	-	385,465
Income taxes expenses	(77,376)	(206,361)	(141,975)	(27,677)	(7,839)	(7,665)	143,411	283,737	-	(41,745)
Profit (loss) for the period	318,395	489,814	267,955	54,371	75,822	47,485	306,491	(808,209)	(279,605)	472,519
Other selected data:
Depreciation and amortization	894,416	261,308	247,832	44,728	485	36,347	1,607	(1,155,724)	-	330,999
EBITDA	1,212,259	949,348	761,515	146,824	78,855	44,307	454,683	(2,161,607)	(279,605)	1,206,579
Acquisition of property, plant and equipment and intangible assets	1,575,698	406,590	320,066	97,729	254	14,918	25,843	(1,982,288)	-	458,810
Reconciliation of EBITDA
Profit (loss) for the period	318,395	489,814	267,955	54,371	75,822	47,485	306,491	(808,209)	(279,605)	472,519
Income taxes expenses	77,376	206,361	141,975	27,677	7,839	7,665	(143,411)	(283,737)	-	41,745
Financial results, net	(77,928)	(8,135)	103,753	20,048	(5,291)	(47,190)	289,996	86,063	-	361,316
Depreciation and amortization	894,416	261,308	247,832	44,728	485	36,347	1,607	(1,155,724)	-	330,999
EBITDA	1,212,259	949,348	761,515	146,824	78,855	44,307	454,683	(2,161,607)	(279,605)	1,206,579

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	April 1, 2013 to June 30, 2013
	Raízen Energia	Raízen Combustíveis	COMGÁS	Rumo	Radar	Lubricants	Cosan's other business	Deconsolidated effects IFRS 11	Segment elimination	Consolidated
Statement of income:
Net sales	1,478,260	11,778,509	1,605,651	214,337	19,880	386,057	13	(13,256,769)	-	2,225,938
Domestic market	646,845	11,778,509	1,605,651	194,472	19,880	318,561	13	(12,425,354)	-	2,138,577
External market	831,415	-	-	19,865	-	67,496	-	(831,415)	-	87,361
Gross profit	225,812	555,000	426,227	83,289	13,823	102,725	12	(780,812)	-	626,076
Selling, general and administrative expenses	(244,618)	(335,266)	(196,829)	(17,728)	(4,998)	(74,408)	(31,740)	579,884	-	(325,703)
Other income (expenses), net	9,153	79,927	(5,133)	185	8,981	(5,576)	(18,087)	(89,080)	-	(19,630)
Financial income	66,520	28,523	10,090	14,113	939	19,271	16,136	(95,043)	(2,819)	57,730
Financial expense	(108,852)	(19,964)	(54,917)	(7,404)	(232)	(12,469)	(143,414)	128,816	2,819	(215,617)
Foreign exchange gain (losses), net	(218,418)	(110,444)	(106,488)	140	-	(12,009)	(191,480)	328,862	-	(309,837)
Derivatives	(85,583)	59,709	94,503	-	-	520	54,911	25,874	-	149,934
Equity in income of associates	(682)	-	-	-	29	-	(5,282)	682	9,053	3,800
Equity in income of jointly controlled entily	-	-	-	-	-	-	(36,160)	-	-	(36,160)
Income tax expenses	119,555	(87,568)	(57,016)	(25,721)	(1,135)	(6,847)	13,695	(31,987)	-	(77,024)
Profit (loss) for the period	(237,113)	169,917	110,437	46,874	17,407	11,207	(341,409)	67,196	9,053	(146,431)
Other selected data:
Depreciation and amortization	423,492	117,692	90,035	19,167	230	17,043	633	(541,184)	-	127,108
EBITDA	413,157	417,353	314,300	84,913	18,065	39,784	(90,624)	(830,510)	9,053	375,491
Acquisition of property, plant and equipment and intangible assets	476,195	89,258	219,856	69,089	32	8,543	646	(565,453)	-	298,166
Reconciliation of EBITDA
Profit (loss) for the period	(237,113)	169,917	110,437	46,874	17,407	11,207	(341,409)	67,196	9,053	(146,431)
Income tax expenses	(119,555)	87,568	57,016	25,721	1,135	6,847	(13,695)	31,987	-	77,024
Financial result, net	346,333	42,176	56,812	(6,849)	(707)	4,687	263,847	(388,509)	-	317,790
Depreciation and amortization	423,492	117,692	90,035	19,167	230	17,043	633	(541,184)	-	127,108
EBITDA	413,157	417,353	314,300	84,913	18,065	39,784	(90,624)	(830,510)	9,053	375,491

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	January 1, 2013 to June 30, 2013
	Raízen Energia	Raízen Combustíveis	COMGÁS	Rumo	Radar	Lubricants	Cosan's other business	Deconsolidated effects IFRS 11	Segment elimination	Consolidated
Statement of income:
Net sales	3,828,625	22,725,610	3,053,395	382,724	35,262	743,755	12	(26,554,235)	-	4,215,148
Domestic market	1,424,478	22,725,610	3,053,395	345,569	35,262	618,068	12	(24,150,088)	-	4,052,306
External market	2,404,147	-	-	37,155	-	125,687	-	(2,404,147)	-	162,842
Gross profit	485,218	1,150,495	841,595	156,521	29,206	202,619	13	(1,635,713)	(104)	1,229,850
Selling, general and administrative expenses	(576,638)	(693,664)	(418,823)	(34,423)	(9,818)	(141,961)	(58,224)	1,270,302	-	(663,249)
Other income (expenses), net	35,748	147,230	(6,491)	(5,809)	63,398	(8,063)	9,197	(182,978)	-	52,232
Financial income	112,532	61,730	19,718	22,986	1,525	28,417	47,444	(174,262)	(2,819)	117,271
Financial expense	(198,404)	(42,679)	(110,515)	(17,524)	(494)	(30,648)	(293,255)	241,083	2,819	(449,617)
Foreign exchange gain (losses), net	(187,207)	(95,541)	(119,321)	165	(3)	(11,181)	(179,567)	282,748	-	(309,907)
Derivatives	(64,741)	40,553	103,282	-	-	6,106	35,224	24,188	-	144,612
Equity in income of associates	(9,954)	-	-	-	29	-	107,785	9,954	(105,483)	2,331
Equity in income of jointly controlled entily	-	-	-	-	-	-	57,919	-	(1)	57,918
Income tax expenses	144,000	(178,428)	(105,557)	(42,260)	(4,558)	(20,767)	77,430	34,428	23	(95,689)
Profit (loss) for the period	(259,446)	389,696	203,888	79,656	79,285	24,522	(196,034)	(130,250)	(105,565)	85,752
Other selected data:
Depreciation and amortization	889,244	236,156	212,373	37,680	452	34,858	1,097	(1,125,400)	-	286,460
EBITDA	823,618	840,217	628,654	153,969	83,267	87,453	117,787	(1,663,835)	(105,588)	965,542
Acquisition of property, plant and equipment and intangible assets	1,493,335	242,802	394,389	126,104	2,392	24,588	2,053	(1,736,137)	-	549,526
Reconciliation of EBITDA
Profit (loss) for the period	(259,446)	389,696	203,888	79,656	79,285	24,522	(196,034)	(130,250)	(105,565)	85,752
Income tax expenses	(144,000)	178,428	105,557	42,260	4,558	20,767	(77,430)	(34,428)	(23)	95,689
Financial result, net	337,820	35,937	106,836	(5,627)	(1,028)	7,306	390,154	(373,757)	-	497,641
Depreciation and amortization	889,244	236,156	212,373	37,680	452	34,858	1,097	(1,125,400)	-	286,460
EBITDA	823,618	840,217	628,654	153,969	83,267	87,453	117,787	(1,663,835)	(105,588)	965,542

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	June 30, 2014
Statement of financial position:	Raizen Energia	Raizen Combustíveis	COMGÁS	Rumo	Radar	Lubricants	Cosan's other business	Deconsolidated effects IFRS 11	Segment elimination	Consolidated
Cash and cash equivalents	1,527,901	327,591	857,414	222,370	498	30,991	229,162	(1,855,492)	-	1,340,435
Investment securities	-	-	-	-	129,432	-	65,000	-	-	194,432
Trade receivables	494,499	1,347,195	631,623	29,179	14,020	205,173	2	(1,841,694)	-	879,997
Inventories	1,343,539	1,113,864	112,862	5,311	-	185,502	-	(2,457,403)	-	303,675
Other current assets	2,230,962	570,884	216,455	32,580	363,889	46,954	400,073	(2,801,846)	(111,562)	948,389
Equity method investments	177,067	257,789	-	-	-	15,783	12,429,804	(434,856)	(12,338,186)	107,401
Investment in jointly ventures	-	-	-	-	-	-	8,646,959	-	-	8,646,959
Biological assets	1,976,809	-	-	-	-	-	-	(1,976,809)	-	-
Investment property	-	-	-	-	2,244,310	-	-	-	-	2,244,310
Property, plant and equipment	10,215,505	2,466,750	-	1,036,862	10,960	209,186	63,682	(12,682,255)	-	1,320,690
Intangible assets	3,337,939	4,207,272	8,518,022	784,922	94	841,385	6,747	(7,545,211)	-	10,151,170
Other non-current assets	1,762,808	2,079,571	285,864	334,024	5,335	633,426	1,794,829	(3,842,379)	(392,409)	2,661,069
Loans and borrowings	(8,695,806)	(781,553)	(2,981,807)	(664,308)	-	(203,862)	(3,422,255)	9,477,359	-	(7,272,232)
Trade payables	(623,542)	(424,170)	(740,343)	(83,385)	(846)	(99,228)	(3,193)	1,047,712	-	(926,995)
Employee benefits payable	(378,878)	(98,013)	(42,978)	(11,516)	(9,293)	(13,501)	(12,620)	476,891	-	(89,908)
Other current liabilities	(444,445)	(1,388,866)	(142,061)	(173,797)	(17,960)	(72,294)	(264,500)	1,833,311	118,533	(552,079)
Preferred shareholders
payable in subsidiaries	-	-	-	-	-	-	(2,001,702)	-	-	(2,001,702)
Other non-current liabilities	(2,269,695)	(2,850,367)	(947,651)	(213,578)	(86,566)	(1,507,210)	(2,048,115)	5,120,062	385,438	(4,417,682)
Total assets (net of liabilities) allocated by segment	10,654,663	6,827,947	5,767,400	1,298,664	2,653,873	272,305	15,883,873	(17,482,610)	(12,338,186)	13,537,929

Total assets	23,067,029	12,370,916	10,622,240	2,445,247	2,768,538	2,168,400	23,636,263	(35,437,945)	(12,875,508)	28,765,180

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2013
Statement of financial position:	Raizen Energia	Raizen Combustíveis	COMGÁS	Rumo	Radar	Lubricants	Cosan's other business	Deconsolidated effects IFRS 11	Segment elimination	Consolidated
Cash and cash equivalents	1,058,483	328,992	535,957	497,753	13,408	57,892	404,555	(1,387,475)	-	1,509,565
Investment securities	-	-	-	-	87,978	-	-	-	-	87,978
Trade receivables	416,746	1,435,095	582,889	32,506	28,051	200,796	241	(1,851,841)	-	844,483
Inventories	2,026,925	1,057,049	121,253	5,237	-	185,490	-	(3,083,974)	-	311,980
Other current assets	1,279,553	484,475	248,803	22,389	323,476	45,227	386,743	(1,764,028)	(214,007)	812,631
Equity method investments	408,591	254,826	-	-	-	15,364	12,183,235	(663,417)	(12,095,283)	103,316
Investment in jointly ventures	-	-	-	-	-	-	8,498,259	-	-	8,498,259
Biological assets	1,867,765	-	-	-	-	-	-	(1,867,765)	-	-
Investment property	-	-	-	-	2,281,509	-	-	-	-	2,281,509
Property, plant and equipment	9,504,874	2,494,486	-	1,013,149	11,195	197,137	50,429	(11,999,360)	-	1,271,910
Intangible assets	3,100,227	4,038,314	8,450,541	755,635	89	867,826	3,949	(7,138,541)	-	10,078,040
Other non-current assets	1,534,557	1,403,117	332,918	234,965	4,884	(93,658)	2,755,380	(2,937,674)	(415,784)	2,818,705
Loans and borrowings	(7,732,778)	(862,521)	(2,841,387)	(705,974)	-	(209,579)	(5,336,016)	8,595,299	-	(9,092,956)
Trade payables	(633,505)	(551,176)	(706,397)	(82,872)	(1,216)	(70,102)	(1,560)	1,184,681	(282)	(862,429)
Employee benefits payable	(249,919)	(60,091)	(59,417)	(12,522)	(4,247)	(13,039)	(14,070)	310,010	-	(103,295)
Other current liabilities	(495,240)	(525,188)	(301,089)	(127,287)	(31,020)	(107,826)	280,883	1,020,428	213,997	(72,342)
Other non-current liabilities	(1,693,036)	(2,715,727)	(863,768)	(198,620)	(85,951)	(327,564)	(3,543,346)	4,408,763	416,067	(4,603,182)
Total assets (net of liabilities) allocated by segment	10,393,243	6,781,651	5,500,303	1,434,359	2,628,156	747,964	15,104,274	(17,174,894)	(12,095,292)	13,319,764

Total assets	21,197,721	11,496,354	10,272,361	2,561,634	2,750,590	1,476,074	24,280,149	(32,694,075)	(12,725,074)	28,615,734

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Detailed net sales by segment:

	April 1, 2014 to	January 1, 2014	April 1, 2013 to	January 1, 2013
	June 30, 2014	to June 30, 2014	June 30, 2013	to June 30, 2013
Raízen Energia
Sugar	582,806	1,808,275	759,145	1,935,812
Ethanol	879,319	2,200,596	580,723	1,704,046
Cogeneration	174,986	202,252	97,246	110,385
Other	49,184	80,005	41,146	78,382
	1,686,295	4,291,128	1,478,260	3,828,625
Raízen Combustíveis
Fuels	13,684,833	26,695,789	11,778,509	22,725,610
	13,684,833	26,695,789	11,778,509	22,725,610
COMGÁS
Industrial	1,036,150	2,061,577	1,001,294	1,947,034
Residential	170,090	282,266	163,459	277,445
Thermogeneration	103,833	191,428	90,524	175,207
Cogeneration	64,174	128,008	62,657	130,982
Automotive	49,957	96,754	48,822	93,776
Commercial	64,014	119,471	58,677	107,530
Construction revenue	117,463	235,104	174,150	309,311
Other	10,709	19,162	6,068	12,110
	1,616,390	3,133,770	1,605,651	3,053,395
Rumo
Port lifting	43,879	93,308	36,839	73,473
Logistics	137,793	292,739	172,158	300,656
Other	8,809	12,368	5,340	8,595
	190,481	398,415	214,337	382,724
Radar
Property sale	17,671	63,260	5,694	5,694
Land lease	15,682	31,808	14,185	29,568
Other	1,841	3,676	1	-
	35,194	98,744	19,880	35,262
Lubricants
Lubricants	335,299	654,487	348,627	672,715
Basic Oil	64,168	110,191	35,275	66,398
Other	4,479	7,537	2,155	4,642
	403,946	772,215	386,057	743,755
Cosan’s other business	(2)	51	13	12
IFRS 11 - Deconsolidated of Joint Ventures and eliminations	(15,371,128)	(30,986,917)	(13,256,769)	(26,554,235)

Total	2,246,009	4,403,195	2,225,938	4,215,148
		21

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

4	Cash and cash equivalents

		December 31,
	June 30, 2014	2013
Brazilian Reais
Short-term investments	1,206,711	1,387,295
U.S. Dollars
Cash and bank deposits	133,724	122,270
	1,340,435	1,509,565

Short-term investments are mainly comprised of exclusive funds as presented below:

		December 31,
	June 30, 2014	2013
Exclusive funds
Commitment transactions	315,753	662,262
Bank certificate of deposits - CDB	40,576	175,895
	356,329	838,157
Bank investments
Bank certificate of deposits - CDB	273,742	147,782
Commitment transactions	521,670	342,894
Other financial investments	54,970	58,462
	850,382	549,138
	1,206,711	1,387,295

5	Trade receivables

The balance of trade receivables is comprised of the following:

		December 31,
	June 30, 2014	2013
Domestic	1,208,652	1,087,118
Foreign	31,547	24,453
Allowance for doubtful accounts	(39,979)	(28,628)
	1,200,220	1,082,943
Current	879,997	844,483
Non-current	320,223	238,460

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

On October 10, 2013, ALL – América Latina Logística S.A. (“ALL”), issued a press release announcing that it had initiated legal actions in relation to the contracts entered with Rumo. Rumo then filed a request for arbitration against ALL, among other administrative and judicial measures to enforce its contractual rights and to require ALL comply with the terms of the agreement signed in 2009, as amended, including the 4th and 5th amendment signed on May 31, 2013. There are no judicial decisions suspending the validity of the contracts signed between ALL and Rumo.

On May 12, 2014, Rumo and ALL together requested the suspension of all court proceedings related to the performance of the agreements in accordance with art. 265, item II of CPC - Civil Procedure Code, as well as any resources or incident thereto, for a period of six months, without prejudice to the parties when the eventual resumption of its course.

As of June 30, 2014, Rumo has recorded accounts receivable from ALL amounting to R$300,996 (R$225,401 on December 31, 2013), net of allowance for losses amounting to R$22,477, for services provided under the agreements in accordance with IAS 18 - Revenue. Additionally, revenue totaling R$128,265, including penalties and interest, was not recorded because not all the criteria for revenue recognition have been met.

6	Other financial assets

		December 31,
	June 30, 2014	2013
Exxon Mobil financial assets	320,385	309,378
Receivable from sale of discontinued operations(a)	168,591	160,783
	488,976	470,161
Current	66,088	63,054
Non-current	422,888	407,107

a)	Remaining balance the alienation of Cosan Alimentos will be received in three installments, adjusted by the CDI or SELIC indices.

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

7	Related parties

a)	Receivables from and payables to related parties are as follows:

		December 31,
	June 30, 2014	2013
Current assets
Commercial operations
Raízen Energia S.A.	28,967	27,681
Transport services	39	10,538
Lubricants	2,250	3,086
Other	26,678	14,057
Raízen Combustíveis S.A.	-	4,048
Aguassanta Participações S.A.	6,521	6,368
Mansilla Participações Ltda.	4,024	-
Other	5,628	-
	45,140	38,097
Corporate operation / Agreements
Raízen Energia S.A.	1,555	1,468
	1,555	1,468
Financial operations
Rezende Barbosa Group	4,557	7,223
Raízen Combustíveis S.A	1,329	-
	5,886	7,223
	52,581	46,788
Non-current assets
Receivables under the
framework agreement
Raízen Energia S.A.	260,738	305,183
Raízen Combustíveis S.A.	30,252	90,756
	290,990	395,939
Financial operations
Rezende Barbosa Group	106,057	107,002
	106,057	107,002
Corporate restructuring	1,540	1,540
	398,587	504,481
Total assets	451,168	551,269

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

		December 31,
	June 30, 2014	2013
Current liabilities
Commercial operations
Shell Brazil Holding B.V.	-	5,986
Raízen Energia S.A.	27,987	18,491
Advances from port services	16	7,998
Shared expenses	27,971	10,204
Other	-	289
Raízen Combustíveis S.A.	1,197	1,709
Other	144	34
	29,328	26,220
Corporate operations / Agreements
Raízen Combustíveis S.A.	9,948	8,800
Raízen Energia S.A.	51,069	70,443
	61,017	79,243
Financial operations
Shell Brazil Holding B.V.	2,478	-
	2,478	-
Total liabilities	92,823	105,463

At March 15, 2014, the Company acquired, through independent bank, debenture issued by Santa Barbara Agrícola S.A. in the amount of R$ 65,000 disclosed on investment securities.

	April 1, 2014 to	January 1, 2014	April 1, 2013 to	January 1, 2013
	June 30, 2014	to June 30, 2014	June 30, 2013	to June 30, 2013
Sales of goods and services
Raízen Energia S.A.	51,240	133,861	94,388	165,284
Other	1,058	1,072	-	-
	52,298	134,933	94,388	165,284
Purchase of goods / Inputs
Raízen Energia S.A.	(4)	(4)	(1)	(1)
Raízen Combustíveis S.A.	(354)	(719)	(336)	(544)
	(358)	(723)	(337)	(545)
Land lease
Raízen Energia S.A.	14,701	25,651	12,219	33,865
	14,701	25,651	12,219	33,865
Shared income (expense)
Aguassanta Participações S.A.	118	224	91	182
Raízen Energia S.A.	(3,373)	(6,892)	(2,083)	(6,486)
	(3,255)	(6,668)	(1,992)	(6,304)

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Financial result
Rezende Barbosa Group	126	293	293	623
Usina Santa Luzia	(30)	(75)	(43)	(331)
Raízen Energia S.A.	607	1,223	(24)	492
Aldwich Temple Venture Capital Ltd.	(64)	(130)	-	(67)
Other	104	201	69	(9)
	743	1,512	295	708
Total	64,129	154,705	104,573	193,008

Commercial operations of Cosan among its subsidiaries and jointly controlled entities are carried out at market prices and market conditions. During quarter ended June 30, 2014 and 2013 no loss for doubtful accounts was recorded with regards to receivables from related parties.

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

8	Equity method investments

a) Consolidated

	Issued shares of the investee	Number of by Cosan	Percentage of interest (%)	December 31, 2013	Equity income of investee	Equity method adjustments	Capital Increase	Dividends	Other	June 30, 2014	June 30, 2013
Tellus Brasil Participações Ltda.	65,957,282	33,638,214	51.00	78,821	4,028	56	4,154	(1,938)	-	85,121	4,097
Novvi Limited	200,002	100,001	50.00	15,364	(3,339)	(881)	4,640	-	-	15,784	(170)
Vertical UK LLP	-	-	50.00	8,126	1,057	(2,687)	-	-	-	6,496	-
Other investments	-	-	-	1,005	(1,079)	-	-	-	74	-	(1,596)
Total				103,316	667	(3,512)	8,794	(1,938)	74	107,401	2,331
b) Non-controlling:

	Issued shares of the investee	Number of shares held by non- controlling	Percentage of interest by non- (%)	December 31, 2013	Equity in income of investee of non- controlling	Equity method adjustments	Dividends	Acquisition of non- interest	June 30, 2014
Logispot Armazéns Gerais S.A.	2,040,816	1,000,000	61.75	37,219	(370)	-	(141)	-	36,708
Rumo Logística Operadora Multimodal S.A.	956,917	239,229	25.00	349,285	13,685	-	(47,481)	-	315,489
Radar Propriedades Agrícolas S.A.	21,148,989	17,147,822	81.08	1,607,793	25,744	1,127	(32,432)	(96)	1,602,136
Radar II Propriedades Agrícolas S.A.	830,690,258	290,710,861	35.00	328,192	17,232	79	(6,300)	-	339,203
Elimination of participation Radar II in Radar	-	-	-	(505,215)	(5,163)	(226)	6,504	-	(504,100)
Companhia de Gás de São Paulo - "COMGÁS"	119,822,797	47,864,807	39.31	1,961,238	106,024	(339)	-	3,610	2,070,533
Total				3,778,512	157,152	641	(79,850)	3,514	3,859,969

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

9	Investment in jointly controlled entities

Cosan has joint control over Raízen Energia and Raízen Combustíveis by virtue of its 50% share in the equity shares of both companies and the requirement for unanimous consent by all parties over decisions related to the relevant activities of the arrangements. The investments have been classified as joint ventures under IFRS 11 and therefore the equity method of accounting is used in the consolidated financial statements.

Investments in jointly controlled entities had the following change in the period:

	Issued shares of the investee	Number of shares held by Cosan	Percentage of interest (%)	December 31, 2013	Equity in income of jointly controlled entity	Dividends	Equity method adjustments	Other equity effects	June 30, 2014	Equity in income June 30, 2013
Raízen Combustíveis S.A.	3,303,168,484	1,651,584,242	50.00	3,326,482	218,491	(200,500)	-	-	3,344,473	190,052
Raízen Energia S.A.	5,902,595,634	2,951,297,817	50.00	5,171,777	166,974	(518)	(39,960)	4,213	5,302,486	(132,134)
Total				8,498,259	385,465	(201,018)	(39,960)	4,213	8,646,959	57,918

The statement of financial position and statement of profit or loss of jointly controlled entities are disclosed in Note 3, Segments.

The cash flows and comprehensive income of the jointly controlled entities Raízen Energia and Raízen Combustíveis for the period ended June 30, 2014 and 2013 are presented below:

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Raízen Energia		Raízen Combustíveis
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013
Cash flow
Operating activities	1,358,778	1,775,251	439,974	625,489
Investing activities	(1,564,406)	(1,569,024)	69,933	(132,287)
Financing activities	675,046	(179,205)	(511,308)	(416,353)
Increase (use) in cash
and cash equivalents	469,418	27,022	(1,401)	76,849
Other comprehensive (loss) income	237,915	(254,096)	489,465	389,690

According to the terms of the Framework Agreement of Joint Venture Raízen, Cosan is responsible for legal proceedings that existed prior to the formation of Raízen, which are net of judicial deposits as of April 1, 2011, as well as tax installments on the REFIS (tax refinancing) program, recorded in "Other taxes payable". Additionally, Cosan is party to a credit line (stand-by) facility granted to Raízen in the amount of US Dollars 500,000 thousand, which was unused at June 30, 2014.

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

10	Investment property

The balance of investment property is as follows:

	Investment	Assets held
	property	for sale	Total
At December 31, 2013	2,281,509	314,104	2,595,613
Change in fair value	42,518	2,465	44,983
Transfers	(79,717)	79,717	-
Disposals	-	(48,392)	(48,392)
At June 30, 2014	2,244,310	347,894	2,592,204

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Property Plant and equipment	Land, buildings and improvements	Machinery, equipment and facilities	Rails cars and locomotives	Construction in progress	Other	Total
Cost
At December 31, 2013	447,240	359,262	436,064	284,262	35,100	1,561,928
Additions	127	3,562	-	132,141	-	135,830
Disposals	-	(1,070)	-	2	(845)	(1,913)
Transfers(1)	30,754	101,534	-	(187,726)	3,673	(51,765)
At June 30, 2014	478,121	463,288	436,064	228,679	37,928	1,644,081
Depreciation
At December 31, 2013	(80,419)	(153,996)	(41,584)	-	(14,019)	(290,018)
Additions	(7,741)	(17,350)	(6,832)	-	(2,229)	(34,151)
Disposals	-	-	-	-	778	778
At June 30, 2014	(88,160)	(171,346)	(48,416)	-	(15,469)	(323,391)
At December 31, 2013	366,821	205,266	394,480	284,262	21,081	1,271,910
At June 30, 2014	389,962	291,943	387,648	228,679	22,459	1,320,690

(i) Refer to intangible transfers due to the capitalization of these assets.

Capitalization of borrowing costs

Capitalized borrowing costs for the six month ended June 30, 2014, amounted to R$ 3,500 (June 30, 2013 R$ 3,300). The weighted average interest rate used to capitalize interest on the balance of construction in progress, was 6.08% p.a. for the six month ended June 30,2014 (5,51% p.a. for the six month ended June 30,2013).

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Intangible assets	Goodwill	Concession intangible assets- COMGÁS	Improvements in public concessions and operation licenses	Trademark	Related customer relationships	Other	Total
Cost
At December 31, 2013	703,956	8,307,282	751,555	252,474	719,186	200,825	10,935,278
Additions	-	245,784	-	-	67,640	9,556	322,980
Disposals	-	(9,229)	-	-	(4,471)	11	(13,689)
Transfers(1)	-	(3)	49,838	-	3	1,927	51,765
At June 30, 2014	703,956	8,543,834	801,393	252,474	782,359	212,318	11,296,334
Amortization
At December 31, 2013	-	(306,437)	(102,119)	(114,132)	(273,120)	(61,430)	(857,238)
Additions	-	(164,427)	(17,912)	(11,414)	(77,838)	(25,571)	(297,161)
Disposals	-	6,956	-	-	2,386	(108)	9,234
At June 30, 2014	-	(463,908)	(120,031)	(125,546)	(348,571)	(87,109)	(1,145,164)
At December 31, 2013	703,956	8,000,845	649,436	138,342	446,066	139,395	10,078,040
At June 30, 2014	703,956	8,079,927	681,362	126,929	433,788	125,209	10,151,170

(i) Refer to intangible transfers due to the capitalization of these assets.

Capitalization of borrowing costs

Capitalized borrowing costs for the six month ended June 30, 2014, amounted to R$ 10,441 (June 30, 2013 R $ 9,950). The weighted average interest rate used to capitalize borrowing costs on the balance of construction in progress, was 10.19% p.a. for the six month ended June 30, 2014 (7.44% p.a. for the six month ended June 30, 2013).

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

			December 31,
Intangible assets (excluding goodwill)	Annual rate of amortization - %	June 30, 2014	2013
Concession intangible asset - COMGÁS (a)	Over the concession term	8,079,927	8,000,845
Improvements in public grants (b)	Over the concession term	425,042	387,245
Operating license for port terminal (c)	4.00	256,320	262,190
		681,362	649,436
Trademarks
Mobil	10.00	102,724	114,138
Comma	-	24,204	24,204
		126,929	138,342
Relationship with customers
COMGÁS	3.00	372,190	375,184
Lubricants	6.00	61,598	70,883
		433,788	446,066
Other
Software licenses	20.00	83,329	91,695
Other	Up to 20	41,880	47,700
		125,209	139,395
		9,447,215	9,374,083

a)
Refers to the concession intangible asset for the public gas distribution service, which represents the right to charge users for the supply of gas and is comprised of: (i) the concession rights recognized in the business combination and (ii) concession assets as disclosed;

b)	Refers to improvements made to the federal railways in relation to the transportation agreement entered by Rumo;

c)	License port operations and customer relationships of Rumo, recognized as a result of business combinations.

Impairment testing of cash-generating units containing goodwill.

Analyses of impairment test are performed annually. During the period ended June 30, 2014, no impairment indicator was identified that would require the performance of an impairment test.

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

13	Loans and borrowings

	Interest
		Interest	June 30,	December	Maturity
Description(a)	Index(b)	rate(c) (%)	2014	31, 2013	date
Senior Notes Due 2018	Pre-fixed	9.50	873,630	873,589	mar-18
Senior Notes Due 2023	Dollar (US$)	5.00	1,083,613	1,086,716	mar-23
BNDES	TJLP	7.95	403,823	526,716	jun-17
BNDES	SELIC	12.90	231,789	159,894	oct-20
BNDES	TJ462	7.80	735,536	525,636	oct-20
Perpetual notes	Dollar (US$)	8.25	1,115,295	1,186,221	-
Working capital	Dollar (US$) + LIBOR	4.24	170,392	262,796	sep-16
Working capital	113% CDI	12.20	90,180	-	sep-16
Credit notes	110% CDI	-	-	393,646	-
FINAME	Pre-fixed	4.22	253,542	277,298	nov-22
FINAME	URTJLP	7.05	403,343	428,916	may-22
Finem	Pre-fixed	3.50	2,120	-	jan-24
Finem	URTJLP	6.74	5,541	-	jan-22
Leasing	CDI	10.80	548	1,068	oct-14
Foreign loans	LIBOR UK semiannual	4.34	203,623	209,340	jun-17
EIB	Dollar (US$) + LIBOR	2.11	601,927	633,223	sep-21
Resolution 4131	Dollar (US$) + LIBOR	2.72	394,651	413,477	feb-18
Debentures	CDI	-	-	1,443,941	-
Non-convertible debentures	CDI	11.94	167,411	164,144	sep-19
Debentures	Fixed rate+IPCA	10.94	446,121	417,231	sep-20
FINEP	Pre-fixed	5.00	89,147	89,104	jan-21

			7,272,232	9,092,956
Current			617,979	1,050,862
Non-current			6,654,253	8,042,094

a)
Loans and borrowings are guaranteed by promissory notes and endorsements of the Company and its jointly-controlled entities and controlling shareholders, besides other guarantees, such as: (i) credit rights originated from the expansion contracts of the logistic segment and gas distribution (BNDES), (ii) underlying assets (property, plant and equipment and Intangible assets) being financed (FINAME);

b)
TJLP and URTJLP are long-term interest rates set on loans by the BNDES, the Brazilian National Development Bank. SELIC is the benchmark interest rate set by the Central Bank of Brazil. CDI is a benchmark interbank lending rate in Brazil. IPCA is the benchmark consumer price index used by the Central Bank of Brazil to set monetary policy;

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated) c) As at June 30, 2014, except where otherwise indicated.

The fair value of loans and borrowings are as follows:

	Carrying amount		Fair value
	June 30,	December	June 30,	December
	2014	31, 2013	2014	31, 2013
Senior / perpetual notes	3,072,538	3,174,894	2,984,552	2,977,658
Financing	4,199,694	5,918,062	4,199,694	5,918,062
Total	7,272,232	9,092,956	7,184,246	8,895,720

14	Trade payables

		December 31,
	June 30, 2014	2013
Natural gas suppliers	620,975	590,168
Materials and services suppliers	306,020	272,261
	926,995	862,429

15	Other taxes payable

		December 31,
	June 30, 2014	2013
ICMS – State VAT	80,051	77,466
IPI - Excise tax	-	-
INSS - Social security	3,095	2,842
PIS - Revenue tax	2,558	5,170
COFINS- Revenue tax	18,411	30,470
Recovery program – REFIS	1,079,904	1,075,019
Other	5,844	18,856
	1,189,863	1,209,823
Current	178,915	199,056
Non-current	1,010,948	1,010,767

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

16	Income tax and social contribution

a)	Reconciliation of income and social contribution tax expenses

	April 1, 2014 to	January 1, 2014	April 1, 2013 to	January 1, 2013
	June 30, 2014	to June 30, 2014	June 30, 2013	to June 30, 2013
Profit (loss) before taxes	165,518	514,264	(69,407)	181,441
Income tax and social contribution at
nominal rate (34%)	(56,276)	(174,850)	23,598	(61,690)
Adjustments to reconcile to effective tax rate
Equity method investments (non taxable income)	55,873	131,285	(11,002)	20,485
Permanent differences (donations, gifts, etc.)	(1,818)	(3,535)	(1,554)	(2,414)
Stock options	(871)	(1,743)	(732)	(1,862)
Interest on capital	-	(6,970)	-	(6,800)
Tax losses	(732)	(1,406)	(74,196)	(139,202)
Judicial demands	-	13,839	-	-
Gains or losses from offshore companies	5,955	(699)	(16,329)	(16,329)
Tax basis differences related to entities taxed on the Brazilian presumed profits method	24,354	20,606	2,542	18,857
Foreign exchange effects of foreign subsidiaries	(8,716)	(16,095)	(252)	(16,705)
Tax effect of unrealized gain on investment in Joint Venture(i)	-	-	-	120,554
Other	47	(2,177)	901	(10,583)
Income tax and social contribution expense (current and deferred)	17,816	(41,745)	(77,024)	(95,689)
Effective rate - %	-10.80	8.10	-111.00	52.70

(i) Tax benefit created related to a downstream reverse merger in Raízen that resulted in a gain to Cosan’s statement of profit or loss. The gain is not taxable income and so appears in the tax reconciliation.

b)   Deferred income tax assets and liabilities

					December 31,
	June 30, 2014				2013
			Social
		Income	contribution	Total income	Total income
	Basis	taxes (25%)	(9%)	taxes (34%)	taxes (34%)
Tax loss carryforwards
Income tax loss carryforwards	1,645,621	411,405	-	411,405	282,656
Social contribution tax loss carryforwards	1,652,882	-	148,759	148,759	102,410
Temporary differences
Foreign currency receivables and payables	290,321	72,580	26,129	98,709	11,603
Tax deductible goodwill	1,191,645	297,911	107,248	405,159	514,893
Provision for judicial demands	529,206	132,301	47,629	179,930	194,985
Allowance for doubtful accounts	173,797	43,449	15,642	59,091	54,258
Profit sharing	18,575	4,644	1,672	6,316	67,057
Derivatives instruments unrealized gains	(54,967)	(13,742)	(4,947)	(18,689)	107,489
Unrealized gain on sale of investments	(90,864)	(22,716)	(8,178)	(30,894)	(30,894)
Other temporary differences	(38,935)	(9,732)	(3,505)	(13,237)	(38,897)

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Property, plant and equipment	(97,621)	(24,405)	(8,786)	(33,191)	(28,018)
Gain on formation of Joint Ventures	(3,338,342)	(834,586)	(300,451)	(1,135,037)	(1,135,041)
Unrealized gains on investment property	(2,244,310)	(44,886)	(24,239)	(69,125)	(70,309)
Assets held for sale	(347,895)	(6,958)	(3,757)	(10,715)	(9,636)
Concession contract	30,572	7,643	2,752	10,395	11,579
Regulatory asset	223,330	55,832	20,100	75,932	118,228
Gains or losses on actuarial liabilities	303,699	75,925	27,333	103,258	41,593
Business combination - Property, plant and equipment	(109,788)	(27,447)	(9,881)	(37,328)	(38,097)
Business combination - Intangible assets	(4,166,023)	(1,041,506)	(374,942)	(1,416,448)	(1,441,910)
Business combination - Other fair value adjustments	(49,344)	(12,336)	(4,441)	(16,777)	(17,706)
Other	(414,030)	(103,507)	(37,262)	(140,769)	(162,677)
Total		(1,040,131)	(383,125)	(1,423,256)	(1,466,434)
Deferred income tax - Assets				251,391	232,188
Deferred income tax - Liabilities				(1,674,647)	(1,698,622)

Total net deferred taxes				(1,423,256)	(1,466,434)

c) Changes in deferred income taxes, net:

At December 31, 2013– Net deferred tax liability	(1,466,434)
Income	24,482
Other comprehensive income	442
Acquisition cost of the preferred shares	18,615
Other	(361)
At June 30, 2014 - Net deferred tax liability	(1,423,256)

On May 14 was published Law No. 12.973, converted into law the Provisional Measure No. 627 of November 11, 2013. Cited law brings profound changes in tax legislation, in particular regarding the appropriateness of tax rules to the new rules accounting introduced by Law No. 11.638 of December 28, 2007 and 11.941/2008, whose main objective was to integrate the old Brazilian accounting rules in international accounting standards (IFRS).

The Company is assessing the Law No. 12.973 and so far no impact was identified in the financial statements.

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

17	Provision for legal proceedings

		December 31,
	June 30, 2014	2013
Tax	344,359	410,890
Civil and environmental	134,362	146,011
Labor	174,256	165,557
	652,977	722,458

Judicial deposits as at June 30, 2014, and December 31, 2013, are as follow:

		December 31,
	June 30, 2014	2013
Tax	301,105	294,991
Civil and environmental	47,546	33,659
Labor	40,377	32,904
	389,028	361,554

Changes in provision for judicial demands:

	Tax	Civil	Labor	Total
At December 31, 2013	410,890	146,011	165,557	722,458
Increases	4,848	13,125	53,547	71,520
Settlement or Write-Offs	(83,519)	(39,295)	(72,355)	(195,169)
Reclassified	1,848	(2,061)	212	(1)
Monetary variation	10,292	16,582	27,295	54,169
At June 30, 2014	344,359	134,362	174,256	652,977

Judicial claims deemed to be probable losses, accrued

a)	Tax claims

Legal proceedings in relation to tax payments, as at June 30, 2014 and December 31, 2013, are as follow:

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

		December 31,
	June 30, 2014	2013
Compensation with FINSOCIAL	235,990	230,775
IPC - 89(i)	-	74,879
INSS	47,718	46,291
ICMS credits	23,407	20,114
PIS and COFINS	5,684	6,541
IPI	995	993
IRPJ and CSLL	329	329
Others	30,236	30,968
	344,359	410,890

(i)
In 1993, Cosan Lubrificantes e Especialidades ("Cosan CLE") filed a lawsuit to challenge the balance sheet inflation accounting index (“IPC”) established by the Federal Government in 1989, considering that this index did not reflect the actual rate of inflation. The use of this index led the Company to overpay income and social contribution taxes. Cosan CLE obtained a favorable preliminary court ruling that allowed it to recalculate its financial position, using indices that better reflected the actual inflation over the period. In doing so the Company adjusted the amounts of income and social contribution taxes payable and offset the overpayments in subsequent years until 1997. Despite the favorable court rulings, the tax authorities issued a notice of infringement to the Company challenging all of the taxes that were offset. The judicial demands has been reclassified to remote loss and therefore the provision of the R$ 75,144 was reversed and R$ 13,839 recorded under income tax expense for previous years and interest of the R$ 61,305 for judicial demands.

b)	Civil and environmental

The Company and its subsidiaries are parties to a number of civil legal claims related to (i) indemnification for material and moral damages, (ii) public civil claims related to burning of sugarcane stubble, and (iii) environmental matters.

The Company and its subsidiaries are also parties to a number of labor claims filed by former employees and service providers challenging, among other things, unpaid overtime, night shift premiums and risk premiums, employment guarantees, and the reimbursement of withholdings from payroll such as social contributions and trade union charges, among others.

Judicial claims deemed as possible losses, and therefore not accrued

a)	Tax claims

Tax claims for which an unfavorable outcome is deemed possible and, therefore, not provisioned are as follow:

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

		December 31,
	June 30, 2014	2013
ICMS - State VAT(i)	1,473,268	1,291,685
IRRF	630,784	637,130
IRPJ/CSLL	655,802	726,815
Other	608,061	637,619
INSS - social security and other	508,449	508,053
IPI credit - NT	408,520	430,981
PIS and COFINS	513,042	506,813
Compensation with IPI - IN 67/98	116,850	115,004
	4,914,776	4,854,100

(i)
ICMS (State VAT): Refers mainly to (i) Tax assessments filed against the Company for alleged unpaid ICMS and non-compliance with regulations, in connection with the partnership and manufacturing upon demand, with Central Paulista Açúcar e Álcool Ltda., between May to December 2006 and May to December 2007, (ii) ICMS levied on the remittances for the export of crystallized sugar, which the Company understands are tax exempted. However, the tax authorities, classify crystallized sugar as a semi-finished product therefore, subject to ICMS taxation and (iii), ICMS withholdings rate differences on the sale of ethanol to companies located in other states, which subsequently had their tax registrations revoked, (iv) disallowance of ICMS tax credits in the sale of diesel fuel to customers engaged in the agroindustrial business. The State Tax Administration understands that because the diesel fuel sold is for agricultural use, which is not the Company’s core business, ICMS cannot be offset, (e) ICMS payments on inventory differences arising from erroneous calculations by the State Tax Administration and (f) requirement resulting from disallowance of ICMS credits arising from purchases of goods from companies that, after operations had their tax registrations revoked. It happens that the State Treasury.

b)	Civil and labor

The main civil and labor claims for which unfavorable outcomes are deemed possible are as follow:

		December 31,
	June 30, 2014	2013
Civil	821,110	832,311
Labor	403,102	502,697
	1,224,212	1,335,008

18	Preferred shareholders payable in subsidiaries

At June 27, 2014, Cosan transferred all its common shares issued by Raízen Energia S.A. and Raízen Combustíveis S.A. and debts, net of cash, totaling nearly R$1,979,519, represented by debentures and a working capital facility, to its subsidiary Cosan Investimentos e Participações S.A. (“CIP”).

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Additionally at June 27, 2014, Cosan executed an Investment and Other Terms Agreement with Fundo de Investimentos em Participações Multisetorial Plus II (“FIP Multisetorial Plus II”), and with Razac Fundo de Investimentos em Participações (“FIP Razac”). Therewith, FIP Multisetorial and FIP Razac subscribed non-voting preferred shares issued by CIP for the amount of R$2,000,000, and signed the Shareholders' Agreement with the CIP the Company, establishing the rules of governance and also certain rights of exit and termination of participation in the CIP among shareholders. The obligations arising from the rights of exit and termination of interest assumed by the Company in the Shareholders Agreement were classified as liabilities in these financial statements.

The financial liability shall be measured taking into account the residual value of the investment calculated by updating the initial investment (which the parties agreed to calculate by applying the average rate of interbank certificates of deposit) less any proceeds derived from the investment in CIP (also updated the same rate). The Company may be required to make payment of the residual value to investors if not paid by April 30, 2021.

19	Stockholder’ Equity

a)	Share capital

As of June 30, 2014 Cosan Limited’s share capital is comprised of the following:

	Class A and / or
Shareholders	BDRs	%	Class B1 shares	%
Queluz Holding Limited	5,241,111	3.01	66,321,766	68.85
Usina Costa Pinto S.A. Açúcar e Álcool	-	-	30,010,278	31.15
MSOR Participações	1,811,250	1.04	-	-
Usina Bom Jesus	255,000	0.15	-	-
Gávea funds	22,384,370	12.84	-	-
Blackrock Inc.	9,522,224	5.46
Other	135,141,386	77.50	-	-
Total	174,355,341	100.00	96,332,044	100.00

Class B1 shares entitle the holder to 10 votes per share and Class A share are entitled to one vote per share.

b)	Treasury shares

On September 16, 2011, the Board of Directors approved the repurchase of the Company’s own shares to be held in treasury, canceled or sold. The deadline for completion of the transaction was 365 days and the maximum repurchase price was US$ 100 million. The Company holds 5,996,502 treasury shares as of June 30, 2014 (5,996,502 shares on December 31, 2013) with a market value of R$ 29.87 as at June 30, 2014 (R$ 32.14 on December 31, 2013).

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

c) Other comprehensive income

	December 31,	Comprehensive	June 30,
	2013	income	2014
Foreign currency translation differences	(223,038)	3,164	(219,874)
Gain (loss) on cash flow hedge in jointly controlled entity	43,384	(27,311)	16,073
Revaluation of investment property reclassified from property, plant and equipment	190,735	-	190,735
Defined benefit actuarial plan losses	16,092	(935)	15,157
Changes in value of available for sale financial assets	(7,480)	1,681	(5,799)
Total	19,693	(23,401)	(3,708)
Attributable to:
Owners of the Company	(84,887)	(9,336)	(94,223)
Non-controlling interests	104,580	(14,065)	90,515

20	Earnings per share

Earnings per share is calculated by dividing net income by the weighted average number of capital shares in outstanding during the year. Diluted earnings per share is calculated by adjusting average shares outstanding for the conversion of all potentially dilutive options.

The following table sets forth the calculation of earnings per share for the quarter ended on June 30, 2014, and 2013 (in thousands of Brazilian Reais, except per share amounts):

	April 1, 2014 to	January 1, 2014	April 1, 2013 to	January 1, 2013
	June 30, 2014	to June 30, 2014	June 30, 2013	to June 30, 2013
Numerator
Net income from continuing operations
Basic	38,748	179,553	(128,831)	(40,468)
Dilutive effect of
subsidiary’s stock option plan	(8,446)	(29,217)	46,955	28,895
Dilutive effect of put option	(15,601)	(15,601)	(15,601)	(31,202)
Diluted	14,701	134,735	(97,477)	(42,775)
Loss from discontinued operations	-	-	-	(3,369)
Denominator
Weighted average number
of capital shares basic	264,690,883	264,690,883	264,690,883	264,690,883
Weighted average number
of capital shares diluted	264,690,883	264,690,883	271,193,599	271,193,599

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Basic earnings (loss) per share
Continuing operations	R$ 0.15	R$ 0.68	(R$ 0.49)	(R$ 0.15)
Discontinued operations	-	-	-	(R$ 0.01)
	R$ 0.15	R$ 0.68	(R$ 0.49)	(R$ 0.17)
Diluted earnings (loss) per share
Continuing operations	R$ 0.06	R$ 0.51	(R$ 0.36)	(R$ 0.16)
Discontinued operations	-	-	-	(R$ 0.01)
	R$ 0.06	R$ 0.51	(R$ 0.36)	(R$ 0.17)

21	Gross Sales

	April 1, 2014 to	January 1, 2014	April 1, 2013 to	January 1, 2013
	June 30, 2014	to June 30, 2014	June 30, 2013	to June 30, 2013
Taxable gross revenue from
sales of products and services	2,659,267	5,206,709	2,582,622	4,911,437
Construction revenue	117,463	235,104	174,150	309,311
Indirect taxes and deductions	(530,721)	(1,038,618)	(530,834)	(1,005,600)
Net sales	2,246,009	4,403,195	2,225,938	4,215,148

22	Financial results

	April 1, 2014 to	January 1, 2014	April 1, 2013 to	January 1, 2013
	June 30, 2014	to June 30, 2014	June 30, 2013	to June 30, 2013
Financial expanse
Interest expense	(232,534)	(388,245)	(196,006)	(379,560)
Indexation charges	(13,445)	(30,629)	(5,541)	(12,178)
Bank fees	(76,015)	(88,585)	(14,070)	(57,879)
	(321,994)	(507,459)	(215,617)	(449,617)
Financial income
Interest income	35,186	51,394	17,076	52,075
Indexation credits	4,056	5,985	1,804	3,491
Income from short term investments	34,176	64,391	38,850	61,704
Other	1,002	1,001	-	1
	74,420	122,771	57,730	117,271
Foreign exchange effects, net(1)
Foreign exchange effects, net	20,822	96,559	(309,837)	(309,907)
	20,822	96,559	(309,837)	(309,907)
Derivative income (losses)
Exchange rate and interest rate derivatives	(12,106)	(73,187)	149,934	144,612
	(12,106)	(73,187)	149,934	144,612
	(238,858)	(361,316)	(317,790)	(497,641)

(1)  Includes gains (and losses) on foreign exchange rates relating to assets and liabilities denominated in foreign currency.

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

23	Other, net

	April 1, 2014 to	January 1, 2014	April 1, 2013 to	January 1, 2013
	June 30, 2014	to June 30, 2014	June 30, 2013	to June 30, 2013
Profit (loss) on port operations	2,460	7,803	145	(4,700)
Provisions for legal proceedings	(7,790)	(26,230)	(30,415)	(48,742)
(Loss) gain on disposal
of non-current assets	(2,754)	(4,806)	(5,789)	9,759
Costs to operation transactions(a)	(124,212)	(124,212)	-	-
Rental income	181	348	171	354
Changes in the fair value
of investment property	67,904	44,983	7,665	60,418
Allowance for doubtful accounts	(644)	703	(190)	(262)
Gain (loss) on corporate restructuring	179	4,479	(2)	-
Other	(1,521)	(2,057)	8,785	35,405
	(66,197)	(98,989)	(19,630)	52,232

(a)	Costs with corporate restructuring in progress.

24	Financial instruments
Financial risk management

Overview

The Company is exposed to the following risks related to the use of financial instruments:

●	Foreign exchange risk;
●	Interest rate risk;
●	Credit risk;
●	Liquidity risk.

This note presents information about the exposure of the Company and its subsidiaries to the above risks, as well as the objectives of the Company’s risk management policies, these policy and processes for the assessment and management of risks.

Risk management structure

The risks inherent to each type of business market are managed and monitored by the Company and, where applicable, risk committees are convened to discuss and determine the hedging strategy of the Company in accordance with its policies and guidelines.

As at June 30, 2014 and December 31, 2013, the fair values relating to transactions involving derivative financial instruments to mitigate the Company’s risk exposure were measured at fair market value using observable inputs such as quoted prices in active markets, or discounted cash flows based on market curves, and are presented below:

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Notional		Fair value
	June 30,	December	June 30,	December
	2014	31, 2013	2014	31, 2013	P&L(I)
COMGÁS derivatives
Exchange rate risk
Exchange rate derivatives
Swap agreements	828,442	828,442	157,919	209,532	(51,613)
	828,442	828,442	157,919	209,532	(51,613)
Other subsidiaries derivatives
Exchange rate risk
Exchange rate derivatives
Term agreements	161,163	232,220	5,367	25,713	23,473
	161,163	232,220	5,367	25,713	23,473
Interest rate and exchange rate risk
Swap agreements (interest rate)	181,617	181,617	(16,866)	(13,573)	1,453
Swap agreements (interest and
exchange rate)	1,662,806	1,662,806	(61,059)	(39,078)	(3,951)
	1,844,423	1,844,423	(77,925)	(52,652)	(2,498)
Total financial instruments contracted by Company			85,361	182,593	(30,638)
Assets			351,769	513,934
Liabilities			(266,408)	(331,341)

Foreign exchange risk

The table below shows the consolidated position at June 30, 2014 of derivatives used to hedge exchange rates:

	Purchased			Maturity	Notional	Notional		Fair Value
Derivatives	/ Sold	Market	Agreement	date	(US$)	$(R	)	$(R	)
Composition of balance of derivative financial instruments non designated in hedge accounting
Financial instruments contracted by COMGÁS:
Swap/flx cx	N/A	OTC/Cetip	Cross-Cur Swap	Jun-20	10,000	18,361		4,880
Swap/flx cx	N/A	OTC/Cetip	Cross-Cur Swap	Jul-20	10,000	18,361		4,376
Swap/flx cx	N/A	OTC/Cetip	Cross-Cur Swap	Aug-20	10,000	18,361		5,070
Swap/flx cx	N/A	OTC/Cetip	Cross-Cur Swap	Sep-20	14,381	26,406		7,284
Swap/flx cx	N/A	OTC/Cetip	Cross-Cur Swap	Oct-20	40,000	73,444		20,088
Swap/flx cx	N/A	OTC/Cetip	Cross-Cur Swap	Sep-20	39,922	69,580		19,874
Swap/flx cx	N/A	OTC/Cetip	Cross-Cur Swap	May-21	51,400	83,145		28,895
Swap/flx cx	N/A	OTC/Cetip	Cross-Cur Swap	May-21	20,000	32,352		11,432
Swap/flx cx	N/A	OTC/Cetip	Cross-Cur Swap	Sep-21	30,000	49,761		16,540
Swap/flx cx	N/A	OTC/Cetip	Cross-Cur Swap	Sep-21	42,435	70,387		23,747
Swap/flx cx	N/A	OTC/Cetip	Cross-Cur Swap	Jul-17	75,000	153,900		10,492
Swap/flx cx	N/A	OTC/Cetip	Cross-Cur Swap	Feb-18	50,000	99,385		10,834
Swap/flx cx	N/A	OTC/Cetip	Cross-Cur Swap	Aug-18	50,000	115,000		(5,592)
At June 30, 2014					443,138	828,442		157,919
At December 31, 2013					443,138	828,442		209,532

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Financial instruments contracted by other subsidiaries:
Term	Purchased	OTC	NDF	Aug-14	6,188	14,002	(167)
Term	Purchased	OTC	NDF	Aug-14	4,197	8,507	868
Term	Purchased	OTC	NDF	Nov-14	6,188	14,261	(75)
Term	Purchased	OTC	NDF	Nov-14	4,197	8,666	919
Term	Purchased	OTC	NDF	Feb-15	6,188	14,497	24
Term	Purchased	OTC	NDF	Feb-15	4,197	8,813	974
Term	Purchased	OTC	NDF	May-15	6,188	14,726	113
Term	Purchased	OTC	NDF	May-15	4,197	8,942	1,035
Term	Purchased	OTC	NDF	Aug-15	6,188	15,003	168
Term	Purchased	OTC	NDF	Aug-15	4,197	9,089	1,084
Term	Purchased	OTC	NDF	Nov-15	6,188	15,254	247
Term	Purchased	OTC	NDF	Nov-15	4,197	9,231	1,137
Term	Purchased	OTC	NDF	Feb-14	1,749	4,129	(356)
Term	Purchased	OTC	NDF	Feb-14	1,612	3,885	(293)
Term	Purchased	OTC	NDF	Feb-14	1,618	3,929	(110)
Term	Purchased	OTC	NDF	Feb-14	1,817	4,338	(55)
Term	Purchased	OTC	NDF	Feb-14	1,586	3,890	(145)
					-	-	-
Sub-total Term at June 30, 2014					70,689	161,163	5,367
Sub-total Term at December 31, 2013					102,971	232,220	25,713
Swap	N/A	OTC	Swap	Dec-14	81,972	181,617	(185)
Swap	N/A	OTC	Swap	Mar-18	359,272	712,796	110,815
Swap	N/A	OTC	Swap	Sep-16	75,000	179,063	(16,423)
Swap	N/A	OTC	Swap	Mar-18	(359,272)	(712,796)	(110,819)
Sub-total Swap at June 30, 2014					156,972	360,680	(16,611)
Sub-total Swap at December 31, 2013					156,972	360,680	141,941

Composition of balance of derivative financial instruments designated in hedge accounting
Swap	N/A	OTC	Swap	Mar-23	175,000	347,690	3,929
Swap	N/A	OTC	Swap	Mar-23	50,000	106,595	2,665
Swap	N/A	OTC	Swap	Mar-23	50,000	106,595	1,919
Swap	N/A	OTC	Swap	Mar-23	368,500	732,136	(12,968)
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	(8,267)
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	4,408
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	(10,059)
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	5,582
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	5,432
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	(10,120)
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	4,981
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	(9,560)
Swap	N/A	OTC	Swap	Mar-23	50,000	110,780	(5,615)
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	(2,902)
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	(2,808)
Swap	N/A	OTC	Swap	Mar-23	75,000	167,775	(1,131)
Swap	N/A	OTC	Swap	Mar-23	50,000	106,595	(1,993)
Swap	N/A	OTC	Swap	Mar-23	50,000	110,780	(6,891)
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	(3,446)
Swap	N/A	OTC	Swap	Mar-23	10,000	21,319	(753)
Swap	N/A	OTC	Swap	Mar-23	65,000	144,014	(7,297)
Swap	N/A	OTC	Swap	Mar-23	(368,500)	(732,136)	148
Swap	N/A	OTC	Swap	Mar-23	(175,000)	(347,690)	(7,791)
Swap	Amortization Gain / Loss D1				-	-	1,222
Sub-total Swap at June 30, 2014					675,000	1,483,743	(61,314)
Sub-total Swap at December 31, 2013					675,000	1,483,743	(45,632)

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Total Swap at June 30, 2014	831,972	1,844,423	(77,925)
Total Swap at December 31, 2013	831,972	1,844,423	(52,652)
At June 30, 2014 (Except COMGÁS)	902,661	2,005,586	(72,558)
At December 31, 2013 (Except COMGÁS)	934,943	2,076,643	(26,939)

At June 30, 2014 and December 31, 2013, the Company and its subsidiaries had the following net exposure to the exchange rate variations on assets and liabilities denominated in US Dollars and British pounds:

		December 31,
	June 30, 2014	2013
Cash and cash equivalents	1,206,711	1,387,295
Trade receivables	31,547	24,453
Loans and borrowings	(1,115,295)	(3,814,871)
Foreign exchange exposure, net	122,963	(2,403,123)

Interest rate risk

The Company and its subsidiaries monitor the fluctuations in variable interest rates in connection with its borrowings, especially those that accrue interest using LIBOR, and uses derivative instruments in order to mitigate variable interest rate fluctuation risks.

Credit risk

The credit risk on cash and cash equivalents, bank deposits in national and foreign financial institutions are determined using the rating instruments accepted by the market as follows:

Investment
securities
AAA	991,293
AA	215,418
At June 30, 2014	1,206,711

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Liquidity risk

The table below demonstrates the Company’s non-derivative financial liabilities classified by due date at June 30, 2014. The amounts disclosed in the table are the contracted undiscounted cash flows.

						December
	June 30, 2014					31, 2013
	Until 1			More than
	year	1 -2 years	3 – 5 years	5 years	Total	Total
Loans and borrowings	(611,574)	(791,258)	(5,022,635)	(6,941,731)	(13,367,198)	(10,996,388)
Trade payables	(926,995)	-	-	-	(926,995)	(862,429)
REFIS payable	(73,302)	(73,274)	(216,711)	(716,617)	(1,079,904)	(1,075,019)
Total	(1,611,871)	(864,532)	(5,239,346)	(7,658,348)	(15,374,097)	(12,933,836)

Hedge accounting

To mitigate the Company’s risks from volatility of foreign exchange rates and interest rates, the Company entered into certain derivative contracts that were designated for hedge accounting (fair value hedge) as of July 1, 2013, with the purpose of protecting the "2023 Senior Notes". The hedge relationship consists of swapping the cash flows (cross currency interest rate swaps) with a foreign currency risk (USD) for local currency (BRL) and a fixed interest rate for a fixed percentage of the CDI (local market). The table below shows the fair value and gain recognized in the statement of profit or loss:

June 30, 2014
Fair value of the Senior Notes 2023	1,104,587
Loss recognized in the financial result	(17,364)

Fair value

The fair value of financial assets and liabilities is determined by reference to the price at which they could be exchanged in a current transaction between parties willing to negotiate, and not in a forced sale or liquidation (Note 25).

Sensitivity analysis

A sensitivity analysis of the effects of changes in the relevant risk factors to which the Company is exposed to as of June 30, 2014 is presented below:

a)	Sensitivity analysis on changes in foreign exchange rates

The probable scenario was defined based on the US Dollar market rates as at June 30, 2014, which determines the fair values of the derivatives at that date. Stressed scenarios were defined based on impacts of a 25% and 50% change in the US Dollar exchange rates used in the probable scenario.

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

			Impacts on P&L(i)
			Variation	Variation	Variation	Variation
			scenario	scenario	scenario	scenario
		Probable	(25%)	(50%)	(25%)	(50%)
	Risk factor	scenario	Increase	Increase	Decrease	Decrease
COMGÁS Derivatives
Exchange rate and interest risks
Exchange rate derivatives
Swap contracts	Decrease in exchange
	rate R$/US$ and
	increase in CDI curve	157,919	39,480	78,960	(39,480)	(78,960)
Exchange rate risks
Exchange rate derivatives
Term agreements
Purchasing agreements	Decrease in exchange
	rate R$/US$	5,367	43,967	82,567	(33,232)	(71,832)
Interest rate risk
Swap contracts	Decrease in LIBOR curve	-	-	-	-	-
Swap contracts	No risk - asset and
	liabilities same position	(16,682)	-	-	-	-
Exchange rate and interest risks
Swap contracts	Decrease in exchange
	rate R$/US$ and
	increase in CDI curve	(62,277)	107,631	295,610	(264,076)	(468,106)

Total impact		84,327	191,078	457,137	(336,788)	(618,898)

(i) Exposure to fluctuations of COMGÁS absorbed by the asset (liability), which are passed on to customers through periodic tariff revisions.

Based on the financial instruments denominated in US Dollars at June 30, 2014 the Company performed a sensitivity analysis by increasing and decreasing the exchange rate for R$/US$ by 25% and 50%. The probable scenario considers the estimated exchange rates at the due date of the transactions, as follows:

	Exchange rate sensitivity analysis (R$/US$)
	June 30,	Scenario
	2014	Probable	25%	50%	-25%	-50%
At June 30, 2014	2.2025	2.2025	2.7531	3.3038	1.6519	1.1013

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Consider the above scenarios profit or loss would be impacted as follows:

Exchange rate exposure	June 30, 2014
	Balance	25%	50%	-25%	-50%
Bonds and Debentures - USD	(1,115,295)	(278,824)	(557,647)	278,824	557,647
Cash and cash equivalents	77,867	19,467	38,933	(19,467)	(38,933)
Trade receivables	31,547	7,887	15,774	(7,887)	(15,774)
Effect on profit or loss		(251,470)	(502,940)	251,470	502,940

b)	Sensitivity analysis on changes in interest rates

The Company performed a sensitivity analysis on the interest rates on loans and borrowings and returns on CDI investments with increases and decreases of 25% and 50%, the results of which are presented below:

Exposure interest rate
	June 30, 2014
Operation	Balance	25%	50%	-25%	-50%
Short term investments	1,206,711	32,581	65,162	(32,581)	(65,162)
Investment securities	194,432	5,250	10,499	(5,250)	(10,499)
Loans and borrowings	(4,656,753)	(81,049)	(176,976)	110,807	206,734
Profit of the period		(43,218)	(101,315)	72,976	131,073

The categories of financial instruments are presented below:

	Financial assets at
	fair value through	Loans and
	profit or loss	receivables	Total
Assets
Cash and cash equivalents	-	1,340,435	1,340,435
Trade receivables	-	1,200,220	1,200,220
Derivative financial instruments	351,769	-	351,769
Securities	-	194,432	194,432
Dividends receivable	-	128,702	128,702
Judicial deposits	-	389,028	389,028
Other financial assets	-	488,976	488,976
	351,769	3,741,793	4,093,562

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Financial liabilities at	Other
	fair value through	financial
	profit or loss	liabilities	Total
Liabilities
Loans and borrowings	-	(7,272,232)	(7,272,232)
Derivative financial instruments	(266,408)	-	(266,408)
Trade payables	-	(926,995)	(926,995)
Dividends payable	-	(27,149)	(27,149)
	(266,408)	(8,226,376)	(8,492,784)

Capital management

The Company's policy is to maintain a solid capital base to promote the confidence of investors, creditors and the market, and to ensure the future development of the business. Management monitors that the return on capital is adequate for each of its businesses, which the Company defines as the result of operating activities divided by total net equity.

25	Fair value hierarchy

Below is the fair value classification of the Company’s financial instruments:

Financial instruments
measured at fair value	Level 1	Level 2	Total
At June 30, 2014
Derivative financial assets	-	351,769	351,769
Derivative financial liabilities	-	(266,408)	(266,408)
Pension plan assets	281,142	-	281,142
Securities	-	-	-
Total	281,142	85,361	366,503
At December 31, 2013
Derivative financial assets	-	513,934	513,934
Derivative financial liabilities	-	(735,793)	(735,793)
Pension plan assets	281,142	-	281,142
Securities	-	-	-
Total	281,142	(221,859)	59,283

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

26	Pension and post-employment benefit plans

The following is the balance of pension and post-employment benefit plan:

		December 31,
	June 30, 2014	2013
Futura	72,918	71,065
Futura II	1,554	828
COMGÁS	277,225	267,242
Total	351,697	339,135

Pension plans

Defined benefit

The Company's subsidiary Cosan Lubrificantes e Especialidades S.A. has a non-contributory defined benefit pension plan (Futura, formerly Previd Exxon) for certain employees upon retirement. This plan was amended to close it to new entrants and it was approved by the relevant authorities on May 5, 2011. During the six month ended on June 30, 2014, the amount of contributions totaled R$ 4,645.

The obligations for post-employment benefits plans, which include medical and early retirement incentives, disability and sickness allowance.

COMGÁS maintains with Bradesco Vida e Previdência S.A., a variable-contribution complementary open pension plan denominated Free Benefit Generating Plan (PGBL), approved by the Superintendence of Private Insurances (SUSEP). This is a fixed-income plan, the objective of which is to provide pension benefits in the form of lifetime monthly pensions.

Defined contribution

COMGÁS offers a supplementary retirement plan, through a defined contribution Free Benefit Generating Plan (“PGBL”). During the six month ended on June 30, 2014, employers‟ contributions to the plan totaled R$ 16,373. For the six month ended on June 30, 2014, an actuarial loss of R$ 1,302 was recognized in other comprehensive income.

Since June 1, 2011, the Company and its subsidiaries have sponsored a defined contribution plan for all employees (Futura II). The Company does not have a legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all of the benefits owed. During the six months period ended June 30, 2014, the amounts of contributions of the sponsors for the plan totaled R$ 3,350 (R$ 3,770 six months ended June 30, 2013).

Cosan Limited

Notes to the consolidated interim financial statements

For the six months ended June 30, 2014 and 2013
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

27	Share-based payment

At the annual and extraordinary general shareholders‟ meeting held on July 29, 2011, the guidelines for the outlining and structuring of the stock option compensation plan for Cosan S.A.’s executives and employees was approved, authorizing the issue of up to 5% of shares comprising Cosan S.A.’s total capital. This stock option plan was created to attract and retain executives and key employees, offering them the opportunity to become Cosan S.A.’s shareholders.

The change in the plan during the period was:
		Weighted-
	Number of	average
	options	exercise price
At December 31, 2013	9,345,000	23.74
Share options exercised – 1st quarter	(190,000)	(24.17)
Share options exercised – 2nd quarter	(12,500)	(24.86)
At June 30, 2014	9,142,500	23.73

***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	August 14, 2014	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer